As filed with the Securities and Exchange Commission on February 8, 2000


                                             1933 Act Registration No. 333-94065
                                             1940 Act Registration No. 811-09745

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-1A

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]


                       Pre-Effective Amendment No     1     [ X ]
                                                    ------  -----
                       Post-Effective Amendment No.         [   ]
                                                    ------  -----


       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]


                              Amendment No.  1     [ X ]
                                           ------  -----


                       MITCHELL HUTCHINS SECURITIES TRUST
               (Exact name of registrant as specified in charter)

                               51 West 52nd Street
                          New York, New York 10019-6114
                    (Address of principal executive offices)

       Registrant's telephone number, including area code: (212) 713-2000

                            DIANNE E. O'DONNELL, Esq.
                     Mitchell Hutchins Asset Management Inc.
                           1285 Avenue of the Americas
                            New York, New York 10019
                     (Name and address of agent for service)

                                   Copies to:
                             ELINOR W. GAMMON, Esq.
                            BENJAMIN J. HASKIN, Esq.
                           Kirkpatrick & Lockhart LLP
                  1800 Massachusetts Avenue, N.W., Second Floor
                           Washington, D.C. 20036-1800
                            Telephone: (202) 778-9000

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Title of Securities Being Registered: Class A, B, C and Y Shares of Beneficial Interest of PaineWebber Enhanced Equity Index Fund and PaineWebber Enhanced Nasdaq-100 Fund.

                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED FEBRUARY 8, 2000


PAINEWEBBER
ENHANCED EQUITY INDEX FUND


PAINEWEBBER
ENHANCED NASDAQ-100 FUND




                         -------------------------------

                                   PROSPECTUS
                                     , 2000

                         -------------------------------





This prospectus offers four classes of shares in two of PaineWebber's stock funds -- Classes A, B, C and Y. Each class has different sales charges and ongoing expenses. You can choose the class that is best for you based on how much you plan to invest and how long you plan to hold your fund shares. Class Y shares are available only to certain types of investors.

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved either fund's shares or determined whether this prospectus is complete or accurate. To state otherwise is a crime.


THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund

--------------------------------------------------------------------------------



                                    CONTENTS
                                    THE FUNDS

         -------------------------------------------------------------

What every investor        PaineWebber Enhanced Equity Index Fund:
should know about      3   Investment Objective, Strategies and Risks
the funds              5   Expenses and Fee Tables
                           PaineWebber Enhanced Nasdaq-100 Fund:
                       6   Investment Objective, Strategies and Risks
                       8   Expenses and Fee Tables
                       9   More About Risks and Investment Strategies


                                 YOUR INVESTMENT

         -------------------------------------------------------------

Information for        11  Managing Your Fund Account
managing your fund         -- Initial Subscription Period
account                    -- Flexible Pricing
                           -- Buying Shares
                           -- Selling Shares
                           -- Exchanging Shares
                           -- Pricing and Valuation

                             ADDITIONAL INFORMATION

         -------------------------------------------------------------

Additional important   18  Management
information about
the funds              20  Dividends and Taxes

         -------------------------------------------------------------

Where to learn more        Back Cover
about PaineWebber
mutual funds

                          ----------------------------
                     The funds are not complete or balanced
                              investment programs.
                          ----------------------------

                     PaineWebber Enhanced Equity Index Fund
           ----------------------------------------------------------



                     PAINEWEBBER ENHANCED EQUITY INDEX FUND

                  INVESTMENT OBJECTIVE, STRATEGIES AND RISKS


FUND OBJECTIVE


To seek higher total return over the long term than the S&P 500 Index.


PRINCIPAL INVESTMENT STRATEGIES


The fund seeks to achieve its investment objective by using its sub-adviser's proprietary enhanced equity index strategy to invest in a selection of common stocks that are included in the Standard & Poor's Composite Index of 500 Stocks ("S&P 500 Index"). The fund expects normally to invest in approximately 250 to 400 stocks and to weight its holdings of individual stocks based on its sub-adviser's proprietary enhanced equity index strategy. Compared to the stock weightings in the S&P 500 Index, the fund overweights stocks that its strategy ranks positively and underweights stocks that its strategy ranks negatively. Generally, the fund gives stocks with a neutral ranking the same weight as in the S&P 500 Index.

The fund seeks to control the risk of its portfolio by maintaining an overall close correlation between its performance and the performance of the S&P 500 Index over time, with a relatively low tracking error. To maintain this correlation, the fund gives each stock in its portfolio a weighting that is close to the S&P 500 Index weighting and, if necessary, readjusts the weighting when it rebalances the portfolio. The fund also considers relative industry sector weighting and market capitalization. The fund generally expects to rebalance its portfolio monthly but may do so more often if its sub-adviser considers it appropriate to do so.


The fund may invest in U.S. dollar-denominated foreign securities that are included in S&P 500 Index. The fund may (but is not required to) use options, futures contracts and other derivatives. The fund may use these instruments in strategies intended to simulate investment in the S&P 500 Index stocks while retaining a cash balance for fund management purposes. The fund also may use these instruments to reduce the risk of adverse price movements while investing cash received when investors buy shares, to facilitate trading and to reduce transaction costs.

Mitchell Hutchins Asset Management Inc., the fund's investment adviser, has selected DSI International Management, Inc. ("DSI") to serve as the fund's sub-adviser. In selecting securities for the fund, DSI seeks to add value to the fund's portfolio through stock selection while managing the fund's risk profile. DSI believes that

o undervalued securities with improving fundamentals should outperform a given benchmark;

o during different market environments different factors can become more or less significant; and

o  unintended deviations from the benchmark should be minimized.


In deciding which stocks to buy and sell for the fund, DSI uses its proprietary enhanced equity index strategy, which consists of an adaptive stock ranking model and a portfolio construction model. DSI has developed a quantitative, dynamic, bottom up, multi-factor model to rank the stocks in the S&P 500 Index, using relatively independent factors (such as earnings expectations, earnings growth, valuation, yield, return on equity and margins). DSI believes that these factors have varying influences during different phases of the stock market cycle and reevaluates the relative importance and weighting of each factor monthly. DSI then applies the adaptive stock ranking model to the stocks in the S&P 500 Index, so that relative rankings of the stocks in the S&P 500 Index may change from month to month.

The S&P 500 Index is composed of 500 common stocks that are selected by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P does not sponsor or endorse the fund and makes no representation regarding the advisability of investing in the fund. S&P(REGISTERED) and S&P 500(REGISTERED) are trademarks of S&P.

PRINCIPAL RISKS

An investment in the fund is not guaranteed; you may lose money by investing in the fund.


Common stocks, which are the fund's main type of investment, generally fluctuate in value more than other investments. Because the fund invests in accordance with DSI's proprietary enhanced equity index strategy, the fund expects a close correlation between its performance and that of the S&P 500 Index in both rising and falling markets. This strategy, however, may not be successful in selecting a portfolio for the fund that outperforms the total return of the S&P 500 Index. As a result, the fund may not achieve its investment objective and may even underperform relative to the S&P 500 Index. The fund's performance also may deviate from that of the S&P 500 Index due to the daily cash flows to which the fund is subject and which will result in ongoing purchases and sales of stocks and transactional expenses, including brokerage fees. In addition, the fund must pay fees and expenses that are not borne by the S&P 500 Index.


The fund's investments in derivatives may rise or fall more rapidly than other investments. Foreign securities involve risks that normally are not associated with securities of U.S. issuers.


More information about these and other risks of an investment in the fund is provided below in "More About Risks and Investment Strategies." In particular, see the following headings:

o     Equity Risk


o     DSI Proprietary Strategy Risk


o     Derivatives Risk

o     Foreign Securities Risk

PERFORMANCE INFORMATION


THE FUND IS NEWLY ORGANIZED. AS A RESULT, IT HAS NO OPERATING HISTORY OR PERFORMANCE INFORMATION TO INCLUDE IN A BAR CHART OR TABLE REFLECTING AVERAGE ANNUAL RETURNS. SEE "MANAGEMENT - ENHANCED EQUITY INDEX FUND - ADDITIONAL INFORMATION ABOUT DSI" FOR INFORMATION ABOUT THE PERFORMANCE OF PRIVATE ACCOUNTS MANAGED BY DSI WITH DISCRETIONARY AUTHORITY USING ITS PROPRIETARY
ENHANCED EQUITY INDEX STRATEGY.

                     PaineWebber Enhanced Equity Index Fund
           ----------------------------------------------------------


                             EXPENSES AND FEE TABLES
                             -----------------------

FEES AND EXPENSES These tables describe the fees and expenses that you may pay if you buy and hold shares of the fund.

SHAREHOLDER TRANSACTION EXPENSES (fees paid directly from your investment)


                                          CLASS A   CLASS B   CLASS C  CLASS Y
Maximum Sales Charge (Load) Imposed on
Purchases  (as a % of offering price)....    3%      None      None     None

Maximum Contingent Deferred Sales Charge
(Load) (CDSC) (as a % of offering price)    None      3%       0.65%    None


Exchange Fee.............................   None     None      None     None

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from fund assets)

                                          CLASS A   CLASS B  CLASS C  CLASS Y
Management Fees..........................    0.40%    0.40%     0.40%    0.40%


Distribution and/or Service (12b-1) Fees     0.25     0.65      0.65     None

Other Expenses*..........................    0.33     0.33      0.33     0.33

Total Annual Fund Operating Expenses.....    0.98%    1.38%     1.38%    0.73%


* "Other Expenses" are based on estimated amounts for the current fiscal year.



EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods unless otherwise stated. The example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                  1 YEAR   3 YEARS


Class A.......................................      $397      $592
Class B (assuming sale of all shares at
 end of period)...............................       441       626
Class B (assuming no sale of shares)..........       141       426
Class C (assuming sale of all shares at end
   of period).................................       206       426
Class C (assuming no sale of shares)..........       141       426
Class Y.......................................        75       233

                      PaineWebber Enhanced Nasdaq-100 Fund
           ----------------------------------------------------------

                      PAINEWEBBER ENHANCED NASDAQ-100 FUND

                   INVESTMENT OBJECTIVE, STRATEGIES AND RISKS


FUND OBJECTIVE


To seek higher total return over the long term than the Nasdaq-100 Index.

PRINCIPAL INVESTMENT STRATEGIES

The fund seeks to achieve its investment objective by following its sub-adviser's proprietary enhanced Nasdaq-100 strategy to invest primarily in a selection of common stocks that are included in the Nasdaq-100 Index(REGISTERED) ("Nasdaq-100 Index"). The fund expects normally to invest in a majority of the stocks in the Nasdaq-100 Index and to weight its holdings of individual stocks based on its sub-adviser's proprietary enhanced Nasdaq-100 strategy. Compared to the stock weightings in the Nasdaq-100 Index, the fund overweights stocks that its strategy ranks positively and underweights stocks that its strategy ranks negatively. Generally, the fund gives stocks with a neutral ranking the same weight as in the Nasdaq-100 Index.

The fund seeks to control the risk of its portfolio by maintaining a general correlation between its performance and the performance of the Nasdaq-100 Index over time. To maintain this correlation, the fund gives each stock in its portfolio a weighting that is close to the Nasdaq-100 Index weighting and, if necessary, readjusts the weighting when it rebalances the portfolio. The fund also considers relative industry weighting and market capitalization. The fund generally expects to rebalance its portfolio monthly but may do so more often if its sub-adviser considers it appropriate to do so. As of January 31, 2000, approximately 74% of the value of the stocks currently in the Nasdaq-100 Index were in the technology sector, and the fund expects that its investments will reflect a similar concentration in the technology sector.

The fund may invest in U.S. dollar-denominated foreign securities that are included in the Nasdaq-100 Index. The fund may (but is not required to) use options, futures contracts and other derivatives. The fund may use these instruments in strategies intended to simulate investment in the Nasdaq-100 Index stocks while retaining a cash balance for fund management purposes. The fund also may use these instruments to reduce the risk of adverse price movements while investing cash received when investors buy shares, to facilitate trading and to reduce transaction costs.

Mitchell Hutchins Asset Management Inc., the fund's investment adviser, has selected DSI International Management, Inc. ("DSI") to serve as the fund's sub-adviser. In selecting securities for the fund, DSI seeks to add value to the fund's portfolio through stock selection while managing the fund's risk profile. DSI believes that

o undervalued securities with improving fundamentals should outperform a given benchmark;

o during different market environments different factors can become more or less significant; and

o    unintended deviations from the benchmark should be minimized.

In deciding which stocks to buy and sell for the fund, DSI uses its proprietary enhanced Nasdaq-100 strategy, which consists of an adaptive stock ranking model and a portfolio construction model. DSI has developed a quantitative, dynamic, bottom up, multi-factor model to rank the stocks in the Nasdaq-100 Index, using relatively independent factors (such as earnings expectations, earnings growth, valuation, yield, return on equity and margins). DSI believes that these factors have varying influences during different phases of the stock market cycle and reevaluates the relative importance and weighting of each factor monthly. DSI then applies the adaptive stock ranking model to the stocks in the Nasdaq-100 Index, so that relative rankings of the stocks in the Nasdaq-100 Index may change from month to month.

The Nasdaq-100 Index is a modified capitalization-weighted index composed of 100 of the largest non-financial domestic or international companies listed on the National Market tier of The Nasdaq Stock Market, Inc. ("Nasdaq"). All companies listed on the Nasdaq-100 Index have a minimum market capitalization of $500 million and an average daily trading volume of at least 100,000 shares. The Nasdaq-100 Index was created in 1985. The fund is not sponsored, endorsed, sold or promoted by Nasdaq, and Nasdaq makes no representation regarding the advisability of investing in the fund. Nasdaq-100(REGISTERED) and Nasdaq-100 Index(REGISTERED) are trademarks of Nasdaq and have been licensed for use by Mitchell Hutchins.

                      PaineWebber Enhanced Nasdaq-100 Fund
           ----------------------------------------------------------

PRINCIPAL RISKS


An investment in the fund is not guaranteed; you may lose money by investing in the fund.

Common stocks, which are the fund's main type of investment, generally fluctuate in value more than other investments. Because the fund invests in accordance with DSI's proprietary enhanced Nasdaq-100 strategy, the fund expects a general correlation between its performance and that of the Nasdaq-100 Index in both rising and falling markets. This strategy, however, may not be successful in selecting a portfolio for the fund that outperforms the total return of the Nasdaq-100 Index. As a result, the fund may not achieve its investment objective and may even underperform relative to the Nasdaq-100 Index. The fund's performance also may deviate from that of the Nasdaq-100 Index due to the daily cash flows to which the fund is subject and which will result in ongoing purchases and sales of stocks and transactional expenses, including brokerage fees. In addition, the fund must pay fees and expenses that are not borne by the Nasdaq-100 Index.

The stocks in the Nasdaq-100 Index are concentrated in the technology sector and the fund's investments also are expected to be concentrated in this sector to permit its portfolio generally to follow the Nasdaq-100 Index. As a result, both the price performance of the Nasdaq-100 Index and the price of the fund's shares may be more volatile when compared to other broad-based stock indices. In addition, the fund's performance will be more severely affected by unfavorable developments in the technology industry than if it invested in a broader range of businesses. Because the fund is non-diversified, it can invest more of its assets in a single issuer than a diversified fund can and expects to do so as necessary generally to follow the Nasdaq-100 Index. As a result, changes in the market value of a single issuer can have a greater effect on the fund's performance and share price than if the fund held a smaller position.

The fund's investments in derivatives may rise or fall more rapidly than other investments. Foreign securities involve risks that normally are not associated with securities of U.S. issuers.


More information about these and other risks of an investment in the fund is provided below in "More About Risks and Investment Strategies." In particular, see the following headings:

o     Equity Risk

o     DSI Proprietary Strategy Risk

o     Technology Sector Concentration Risk

o     Individual Stock Concentration Risk

o     Derivatives Risk

o     Foreign Securities Risk


PERFORMANCE INFORMATION

THE FUND IS NEWLY ORGANIZED. AS A RESULT, IT HAS NO OPERATING HISTORY OR PERFORMANCE INFORMATION TO INCLUDE IN A BAR CHART OR TABLE REFLECTING AVERAGE ANNUAL RETURNS.

                      PaineWebber Enhanced Nasdaq-100 Fund
           ----------------------------------------------------------


                             EXPENSES AND FEE TABLES
                             -----------------------


FEES AND EXPENSES These tables describe the fees and expenses that you may pay if you buy and hold shares of the fund.

SHAREHOLDER TRANSACTION EXPENSES (fees paid directly from your investment)

                                          CLASS A   CLASS B   CLASS C  CLASS Y
Maximum Sales Charge (Load) Imposed on
Purchases  (as a % of offering price)....   4.5%     None      None     None

Maximum Contingent Deferred Sales Charge
(Load) (CDSC) (as a % of offering price).   None      5%        1%      None

Exchange Fee.............................   None     None      None     None


ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from fund assets)

                                          CLASS A   CLASS B  CLASS C  CLASS Y
Management Fees..........................    0.75%    0.75%     0.75%    0.75%

Distribution and/or Service (12b-1) Fees.    0.25     1.00      1.00     None

Other Expenses*..........................    0.26     0.26      0.26     0.26

Total Annual Fund Operating Expenses.....    1.26%    2.01%     2.01%    1.01%

* "Other Expenses" are based on estimated amounts for the current fiscal year.



EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods unless otherwise stated. The example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                  1 YEAR   3 YEARS
Class A..................................          $573      $826
Class B (assuming sale of all shares at
 end of period)..........................           704       924
Class B (assuming no sale of shares).....           204       624
Class C (assuming sale of all shares at
   end of period)........................           304       624
Class C (assuming no sale of shares).....           204       624
Class Y..................................           103       315

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------

                   MORE ABOUT RISKS AND INVESTMENT STRATEGIES
                   ------------------------------------------

PRINCIPAL RISKS


The main risks of investing in one or both of the funds are described below. Not all of these risks apply to each fund. You can find a list of the main risks that apply to a particular fund by looking under the "Investment Objective, Strategies and Risks" heading for that fund.

Other risks of investing in a fund, along with further detail about some of the risks described below, are discussed in the funds' Statement of Additional Information ("SAI"). Information on how you can obtain the SAI is on the back cover of this prospectus.

DERIVATIVES RISK. The value of "derivatives" - so called because their value "derives" from the value of an underlying asset, reference rate or index may rise or fall more rapidly than other investments. For some derivatives, it is possible for a fund to lose more than the amount it invested in the derivative. Options and futures contracts are examples of derivatives. If a fund uses derivatives to adjust or "hedge" the overall risk of its portfolio, it is possible that the hedge will not succeed. This may happen for various reasons, including unexpected changes in the value of the derivatives that are not matched by opposite changes in the value of the rest of a fund's portfolio.

DSI PROPRIETARY STRATEGY RISK. By using DSI's proprietary strategies, each fund seeks to outperform the total return of its benchmark index and to maintain a correlation between the fund's performance and that of the benchmark index in both rising and falling markets. The DSI proprietary strategies, however, may not be successful in selecting a portfolio for a fund that outperforms the total return of its benchmark index. As a result, a fund may not achieve its investment objective and may even underperform relative to its benchmark index. A fund's performance also may deviate from that of its benchmark index due to the daily cash flows to which each fund is subject and which will result in the ongoing purchases and sales of stocks and transactional expenses, including brokerage fees. In addition, each fund must pay fees and expenses that are not borne by an index.

EQUITY RISK. The prices of common stocks and other equity securities generally fluctuate more than those of other investments. They reflect changes in the issuing company's financial condition and changes in the overall market. Common stocks generally represent the riskiest investment in a company. A fund may lose a substantial part, or even all, of its investment in a company's stock.

FOREIGN SECURITIES RISK. Foreign securities involve risks that normally are not associated with securities of U.S. issuers. These include risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices.

INDIVIDUAL STOCK CONCENTRATION RISK. Enhanced Nasdaq-100 Fund is non-diversified, which means that it is not subject to certain limitations on its ability to invest more than 5% of its total assets in securities of a single issuer. The fund expects to invest more than 5% of its total assets in the securities of specific companies as needed generally to follow the Nasdaq-100 Index. The identity and capitalization weightings of the companies which represented 5% or more of the Nasdaq-100 Index as of January 31, 2000 were as follows: Microsoft Corporation (9.34%), Cisco Systems, Inc. (6.93%), Intel Corporation (6.22%) and Qualcomm Incorporated (5.73%). When a fund holds a large position in the securities of one issuer, changes in the financial condition or in the market's assessment of that issuer may cause larger changes in the fund's total return and in the price of its shares than if the fund held only a smaller position.

TECHNOLOGY SECTOR CONCENTRATION RISK. Enhanced Nasdaq-100 Fund expects to concentrate its investments in a particular industry sector to the extent necessary generally to follow the Nasdaq-100 Index. The risk of concentrating the fund's investments in issuers that conduct business in the same industry is that the fund will be more susceptible to the risks that are associated with that sector than a fund that does not concentrate its investments. As of January 31, 2000, approximately 74% of the index underlying the Nasdaq-100 Index was concentrated in companies in the technology sector, which has shown relatively high volatility in price performance. As a result, both the price performance of the Nasdaq-100 Index and the price of the fund's shares may be more volatile when compared to other broad-based stock indices. In addition, the fund's performance will be more severely affected by unfavorable developments in the technology industry than if it invested in a broader range of businesses. Individual issuers within the technology sector as well as the technology sector as a whole, can be significantly affected by obsolescence of existing technology, short product cycles, falling prices and profits, and competition from new market entrants.

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------

ADDITIONAL INVESTMENT STRATEGIES


USE OF PROCEEDS OF INITIAL OFFERING. The funds may not be fully invested in stocks until approximately 30 days after they begin investment operations. During that period, each fund may invest a larger than normal portion of its assets in short-term debt obligations, money market instruments and options and futures contracts as well as purchasing stocks represented in its benchmark index.

PORTFOLIO TURNOVER. Each fund may engage in frequent trading to achieve its investment objective. Frequent trading can result in portfolio turnover of 100% or more (high portfolio turnover).

Frequent trading may increase the portion of a fund's capital gains that are realized for tax purposes in any given year. This may increase the fund's taxable dividends in that year. Frequent trading also may increase the portion of a fund's realized capital gains that are considered "short-term" for tax purposes. Shareholders will pay higher taxes on dividends that represent short-term gains than they would pay on dividends that represent long-term gains. Frequent trading also may result in higher fund expenses due to transaction costs.

The funds do not restrict the frequency of trading in order to limit expenses or the tax effect that the fund's dividends may have on shareholders.

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------

                                 YOUR INVESTMENT

                           MANAGING YOUR FUND ACCOUNT


INITIAL SUBSCRIPTION PERIOD


During an initial subscription period currently scheduled to end on or about April 25, 2000, each fund will offer its Class B, C and Y shares at a subscription price equal to its initial net asset value per share of $10 and will offer its Class A shares at that price plus any applicable sales charge. You must pay the purchase price as indicated below. Each fund expects to begin investment operations shortly after the subscription period ends. After April 28, 2000, the net asset value of fund shares will vary, and the price of fund shares will be determined as described below.

After the initial sales period ends, each fund may stop offering its shares for purchase (including exchange purposes) for a period of up to 60 days. You will not be able to buy shares of a fund during this period, but you will be able to sell your shares. Mitchell Hutchins will decide whether a fund should temporarily stop offering its shares based on its judgment of whether the sub-adviser can invest the initial offering proceeds more effectively without daily inflows of new money.

During the offering period, PaineWebber and selected dealers may obtain non-binding indications of interest before they actually confirm any orders. They will accept subscriptions through the last day of the offering period date, although no payment is due until the offering period closes. During the offering period, a fund may cancel or modify the offering of shares without notice. A fund may also refuse any order in whole or in part.


FLEXIBLE PRICING
----------------


The funds offer four classes of shares - Class A, Class B, Class C and Class Y. Each class has different sales charges and ongoing expenses. You can choose the class that is best for you, based on how much you plan to invest and how long you plan to hold your fund shares. Class Y shares are only available to certain types of investors.

Each fund has adopted a plan under rule 12b-1 for its Class A, Class B and Class C shares that allows it to pay service and (for Class B and Class C shares) distribution fees for the sale of its shares and services provided to shareholders. Because the 12b-1 distribution fees for Class B and Class C shares are paid out of a fund's assets on an ongoing basis, over time they will increase the cost of your investment and may cost you more than if you paid a front-end sales charge.


CLASS A SHARES

Class A shares have a front-end sales charge that is included in the offering price of the Class A shares. This sales charge is not invested in the fund. Class A shares pay an annual 12b-1 service fee of 0.25% of average net assets, but they pay no 12b-1 distribution fees. The ongoing expenses for Class A shares are lower than for Class B and Class C shares.


The Class A sales charges for each fund are described in the following tables.

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------

ENHANCED EQUITY INDEX FUND -- CLASS A SALES CHARGES

                              SALES CHARGE AS A PERCENTAGE OF:    DISCOUNT TO SELECTED DEALERS AS
AMOUNT OF INVESTMENT        OFFERING PRICE  NET AMOUNT INVESTED    PERCENTAGE OF OFFERING PRICE
--------------------        --------------  -------------------    ----------------------------
Less than $50,000........        3.00%            3.09%                    2.75%
$50,000 to $99,999.......        2.50             2.56                     2.25
$100,000 to $249,999.....        2.00             2.04                     1.75
$250,000 to $499,999.....        1.50             1.52                     1.25
$500,000 to $999,999.....        1.25             1.27                     1.00
$1,000,000 and over(1)...        None             None                     0.50(2)


ENHANCED NASDAQ-100 FUND -- CLASS A SALES CHARGES

                              SALES CHARGE AS A PERCENTAGE OF:    DISCOUNT TO SELECTED DEALERS AS
AMOUNT OF INVESTMENT        OFFERING PRICE  NET AMOUNT INVESTED    PERCENTAGE OF OFFERING PRICE
--------------------        --------------  -------------------    ----------------------------
Less than $50,000........        4.50%            4.71%                    4.25%
$50,000 to $99,999.......        4.00             4.17                     3.75
$100,000 to $249,999.....        3.50             3.63                     3.25
$250,000 to $499,999.....        2.50             2.56                     2.25
$500,000 to $999,999.....        1.75             1.78                     1.50
$1,000,000 and over (1)..        None             None                     1.00(2)

(1) A contingent deferred sales charge of 1% (0.50% for Enhanced Equity Index
    Fund) of the shares' offering price or the net asset value at the time of sale by the shareholder, whichever is less, is charged on sales of shares made within one year of the purchase date. Class A shares representing reinvestment of dividends are not subject to this charge. Withdrawals in the first year after purchase of up to 12% of the value of the fund account under the Fund's Systematic Withdrawal Plan are not subject to this charge.

(2) Mitchell Hutchins pays 1% (0.50% for Enhanced Equity Index Fund) to PaineWebber.


SALES CHARGE REDUCTIONS AND WAIVERS. You may qualify for a lower sales charge if you already own Class A shares of a PaineWebber mutual fund. You can combine the value of Class A shares that you own in other PaineWebber funds and the purchase amount of the Class A shares of the PaineWebber fund that you are buying.

You may also qualify for a lower sales charge if you combine your purchases with those of:

o     your spouse, parents or children under age 21;

o     your Individual Retirement Accounts (IRAs);

o     certain employee benefit plans, including 401(k) plans;

o     a company that you control;

o     a trust that you created;

o Uniform Gifts to Minors Act/Uniform Transfers to Minors Act accounts created by you or by a group of investors for your children; or

o     accounts with the same adviser.

You may qualify for a complete waiver of the sales charge for Class A shares if you:

o Are an employee of PaineWebber or its affiliates or the spouse, parent or child under age 21 of a PaineWebber employee;

o Buy these shares through a PaineWebber Financial Advisor who was formerly employed as an investment executive with a competing brokerage firm that was registered as a broker-dealer with the SEC, and

          - you were the Financial Advisor's client at the competing brokerage firm;

          - within 90 days of buying shares in a fund, you sell shares of one or more mutual funds that were principally underwritten by the competing brokerage firm or its affiliates, and you either paid a sales charge to buy those shares, pay a contingent deferred sales charge when selling them or held those shares until the contingent deferred sales charge was waived; and

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------

          - you purchase an amount that does not exceed the total amount of money you received from the sale of the other mutual fund.

o Acquire these shares through the reinvestment of dividends of a PaineWebber unit investment trust;

o Are a 401(k) or 403(b) qualified employee benefit plan with 50 or more eligible employees in the plan or at least $1 million in assets;

o Are a participant in the PaineWebber Members OnlySM Program. For investments made pursuant to this waiver, Mitchell Hutchins may make payments out of its own resources to PaineWebber and to participating membership organizations in a total amount not to exceed 1% of the amount invested; or

o Acquire these shares through a PaineWebber InsightOneSM Program brokerage account.


NOTE: See the funds' SAI for some other sales charge waivers. If you think you qualify for any sales charge reductions or waivers, you may need to provide documentation to PaineWebber or the funds. For more information, you should contact your PaineWebber Financial Advisor or correspondent firm or call 1-800-647-1568. If you want information on the fund's Systematic Withdrawal Plan, see the SAI or contact your PaineWebber Financial Advisor or correspondent firm.


CLASS B SHARES

Class B shares have a contingent deferred sales charge. When you purchase Class B shares, we invest 100% of your purchase in fund shares. However, you may have to pay the deferred sales charge when you sell your fund shares, depending on how long you own the shares.


Class B shares pay an annual 12b-1 distribution fee (0.40% of average net assets for Enhanced Equity Index Fund and 0.75% of average net assets for Enhanced Nasdaq-100 Fund). Both funds also pay an annual 12b-1 service fee of 0.25% of average net assets. If you hold your Class B shares for six years, they will automatically convert to Class A shares, which have lower ongoing expenses.


If you sell Class B shares before the end of six years, you will pay a deferred sales charge. We calculate the deferred sales charge by multiplying the lesser of the net asset value of the Class B shares at the time of purchase or the net asset value at the time of sale by the percentage shown below:

ENHANCED EQUITY INDEX FUND

          IF YOU SELL                   PERCENTAGE BY WHICH THE SHARES'
        SHARES WITHIN:                  NET ASSET VALUE IS MULTIPLIED:
        -------------                   -----------------------------


1st year since purchase                                3%
2nd year since purchase                                3
3rd year since purchase                                2
4th year since purchase                                2
5th year since purchase                                1
6th year since purchase                                1
7th year since purchase                              None



ENHANCED NASDAQ-100 FUND

          IF YOU SELL                   PERCENTAGE BY WHICH THE SHARES'
        SHARES WITHIN:                  NET ASSET VALUE IS MULTIPLIED:
        -------------                   -----------------------------


1st year since purchase                                5%
2nd year since purchase                                4
3rd year since purchase                                3
4th year since purchase                                2
5th year since purchase                                2
6th year since purchase                                1
7th year since purchase                              None



We will not impose the deferred sales charge on Class B shares representing reinvestment of dividends or on withdrawals in any year of up to 12% of the value of your Class B shares under the Systematic Withdrawal Plan.

To minimize your deferred sales charge, we will assume that you are selling:

o     First, Class B shares representing reinvested dividends, and

o     Second, Class B shares that you have owned the longest.

SALES CHARGE WAIVERS. You may qualify for a waiver of the deferred sales charge on a sale of shares if:

o     You participate in the Systematic Withdrawal Plan;

o You are older than 59-1/2 and are selling shares to take a distribution from certain types of retirement plans;

o     You receive a tax-free return of an excess IRA contribution;



                                       13A

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------

o You receive a tax-qualified retirement plan distribution following retirement;

o The shares are sold within one year of your death and you owned the shares either (1) as the sole shareholder or (2) with your spouse as a joint tenant with the right of survivorship; or

o You are eligible to invest in certain offshore investment pools offered by PaineWebber, your shares are sold before March 31, 2000 and the proceeds are used to purchase interests in one or more of these pools.


NOTE: If you think you qualify for any of these sales charge waivers, you may need to provide documentation to PaineWebber or the funds. For more information, you should contact your PaineWebber Financial Advisor or correspondent firm or call 1-800-647-1568. If you want information on the Systematic Withdrawal Plan, see the SAI or contact your PaineWebber Financial Advisor or correspondent firm.


CLASS C SHARES


Class C shares have a level load sales charge in the form of ongoing 12b-1 distribution fees. When you purchase Class C shares, we will invest 100% of your purchase in fund shares.

Class C shares pay an annual 12b-1 distribution fee (0.40% of average net assets for Enhanced Equity Index Fund and 0.75% of average net assets for Enhanced Nasdaq-100 Fund). Both funds pay an annual 12b-1 service fee of 0.25% of average net assets. Class C shares do not convert to another class of shares. This means that you will pay the 12b-1 fees for as long as you own your shares.

Class C shares also have a contingent deferred sales charge of 0.65% for Enhanced Equity Index Fund and 1% for Enhanced Nasdaq-100 Fund. You may have to pay the deferred sales charge if you sell your shares within one year of the date you purchased them. We calculate the deferred sales charge on sales of Class C shares by multiplying the applicable percentage by the lesser of the net asset value of the Class C shares at the time of purchase or the net asset value at the time of sale. We will not impose the deferred sales charge on Class C shares representing reinvestment of dividends or on withdrawals in the first year after purchase, of up to 12% of the value of your Class C shares under the Systematic Withdrawal Plan.


You may be eligible to sell your shares without paying a contingent deferred sales charge if you:

o Are a 401(k) or 403(b) qualified employee benefit plan with fewer than 100 employees or less than $1 million in assets; or

o Are eligible to invest in certain offshore investment pools offered by PaineWebber, your shares are sold before March 31, 2000 and the proceeds are used to purchase interests in one or more of these pools.

NOTE: If you think you qualify for any of these sales charge waivers, you may need to provide documentation to PaineWebber or the funds. For more information, you should contact your PaineWebber Financial Advisor or correspondent firm or call 1-800-647-1568. If you want information on the Funds' Systematic Withdrawal Plan, see the SAI or contact your PaineWebber Financial Advisor or correspondent firm.


CLASS Y SHARES

Class Y shares have no sales charge. Only specific types of investors can purchase Class Y shares. You may be eligible to purchase Class Y shares if you:

o     Buy shares through PaineWebber's PACE(SERVICEMARK) Multi Advisor Program;

o     Buy $10 million or more of PaineWebber fund shares at any one time;

o Are a qualified retirement plan with 5,000 or more eligible employees or $50 million in assets; or

o Are an investment company advised by PaineWebber or an affiliate of PaineWebber.

The trustee of PaineWebber's 401(k) Plus Plan for its employees is also eligible to purchase Class Y shares.

Class Y shares do not pay ongoing distribution or service fees or sales charges. The ongoing expenses for Class Y shares are the lowest for all the classes.

BUYING SHARES
-------------


If you are a PaineWebber client, or a client of a PaineWebber correspondent firm, you can purchase fund shares through your Financial Advisor. Otherwise, you can invest in the funds through the funds' transfer agent, PFPC Inc. You can obtain an application by calling 1-800-647-1568. You must complete and sign the application and mail it, along with a check, to:


                                       14A

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------

      PFPC Inc.
      Attn.: PaineWebber Mutual Funds
      P.O. Box 8950
      Wilmington, DE  19899.

If you wish to invest in other PaineWebber Funds, you can do so by:

o Contacting your Financial Advisor (if you have an account at PaineWebber or at a PaineWebber correspondent firm);

o     Mailing an application with a check; or

o     Opening an account by exchanging shares from another PaineWebber fund.

You do not have to complete an application when you make additional investments in the same fund.


The funds and Mitchell Hutchins reserve the right to reject a purchase order or suspend the offering of shares.


MINIMUM INVESTMENTS

  To open an account ....................................$1,000
  To add to an account ..................................$  100


Each fund may waive or reduce these amounts for:


o     Employees of PaineWebber or its affiliates; or


o Participants in certain pension plans, retirement accounts, unaffiliated investment programs or the funds' automatic investment plans.

FREQUENT TRADING. The interests of a fund's long-term shareholders and its ability to manage its investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations -- also known as "market timing." When large dollar amounts are involved, the fund may have difficulty implementing long-term investment strategies, because it cannot predict how much cash it will have to invest. Market timing also may force the fund to sell portfolio securities at disadvantageous times to raise the cash needed to buy a market timer's fund shares. These factors may hurt the fund's performance and its shareholders. When Mitchell Hutchins believes frequent trading would have a disruptive effect on ability to manage its investments, Mitchell Hutchins and the fund may reject purchase orders and exchanges into the fund by any person, group or account that Mitchell Hutchins believes to be a market timer. A fund may notify the market timer that a purchase order or an exchange has been rejected after the day the order is placed.


SELLING SHARES
--------------

You can sell your fund shares at any time. If you own more than one class of shares, you should specify which class you want to sell. If you do not, the fund will assume that you want to sell shares in the following order: Class A, then Class C, then Class B and last, Class Y.

If you want to sell shares that you purchased recently, the fund may delay payment until it verifies that it has received good payment. If you purchased shares by check, this can take up to 15 days.

If you have an account with PaineWebber or a PaineWebber correspondent firm, you can sell shares by contacting your Financial Advisor.

If you do not have an account at PaineWebber or a correspondent firm, and you bought your shares through the transfer agent, you can sell your shares by writing to the fund's transfer agent. Your letter must include:

o     Your name and address;

o     The fund's name;

o     The fund account number;

o     The dollar amount or number of shares you want to sell; and

o A guarantee of each registered owner's signature. A signature guarantee may be obtained from a financial institution, broker, dealer or clearing agency that is a participant in one of the medallion programs recognized by the Securities Transfer Agents Association. These are: Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program
      (MSP). The fund will not accept signature guarantees that are not a part of these programs.

Mail the letter to:

      PFPC Inc.
      Attn.: PaineWebber Mutual Funds
      P.O. Box 8950
      Wilmington, DE  19899.


                                       15A

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------

If you sell Class A shares and then repurchase Class A shares of the same fund within 365 days of the sale, you can reinstate your account without paying a sales charge.


It costs each fund money to maintain shareholder accounts. Therefore, the funds reserve the right to repurchase all shares in any account that has a net asset value of less than $500. If a fund elects to do this with your account, it will notify you that you can increase the amount invested to $500 or more within 60 days. A fund will not repurchase shares in accounts that fall below $500 solely because of a decrease in the fund's net asset value.


EXCHANGING SHARES
-----------------


You may exchange Class A, Class B or Class C shares of each fund for shares of the same class of most other PaineWebber funds. You may not exchange Class Y shares.

You will not pay either a front-end sales charge or a deferred sales charge when you exchange shares. However, you may have to pay a deferred sales charge if you later sell the shares you acquired in the exchange. Each fund will use the date that you purchased the shares in the first fund to determine whether you must pay a deferred sales charge when you sell the shares in the acquired fund.


Other PaineWebber funds may have different minimum investment amounts. You may not be able to exchange your shares if your exchange is not as large as the minimum investment amount in that other fund.

You may exchange shares of one fund for shares of another fund only after the first purchase has settled and the first fund has received your payment.

PAINEWEBBER CLIENTS. If you bought your shares through PaineWebber or a correspondent firm, you may exchange your shares by placing an order with your Financial Advisor.

OTHER INVESTORS. If you are not a PaineWebber client, you may exchange your shares by writing to the fund's transfer agent. You must include:

o     Your name and address;

o The name of the fund whose shares you are selling and the name of the fund whose shares you want to buy;

o     Your account number;

o How much you are exchanging (by dollar amount or by number of shares to be sold); and

o A guarantee of your signature. (See "Buying Shares" for information on obtaining a signature guarantee.)

Mail the letter to:

      PFPC Inc.
      Attn.: PaineWebber Mutual Funds
      P.O. Box 8950
      Wilmington, DE  19899.


A fund may modify or terminate the exchange privilege at any time, subject to any required notice.

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------

PRICING AND VALUATION
---------------------


The price at which you may buy, sell or exchange fund shares is based on net asset value per share. Each fund calculates net asset value on days that the New York Stock Exchange is open. The fund calculates net asset value separately for each class as of the close of regular trading on the NYSE (generally, 4:00 p.m., Eastern time). The NYSE normally is not open, and the funds do not price their shares, on most national holidays and on Good Friday. If trading on the NYSE is halted for the day before 4:00 p.m., Eastern time, each fund's net asset value per share will be calculated as of the time trading was halted.



Your price for buying, selling or exchanging shares will be based on the net asset value that is next calculated after the fund accepts your order. If you place your order through PaineWebber, your PaineWebber Financial Advisor is responsible for making sure that your order is promptly sent to the fund.


You should keep in mind that a front-end sales charge may be applied to your purchase if you buy Class A or Class C shares. A deferred sales charge may be applied when you sell Class B or Class C shares.



Each fund calculates its net asset value based on the current market value for its portfolio securities. The funds normally obtain market values for its securities from independent pricing services that use reported last sales prices, current market quotations or valuations from computerized "matrix" systems that derive values based on comparable securities. If a market value is not available from an independent pricing source for a particular security, that security is valued at a fair value determined by or under the direction of the fund's board. The funds normally use the amortized cost method to value bonds that will mature in 60 days or less.

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------

                                   MANAGEMENT
                                   ----------


INVESTMENT ADVISER


Mitchell Hutchins is the investment adviser and administrator for each fund. Mitchell Hutchins is located at 51 West 52nd Street, New York, New York, 10019-6114, and is a wholly owned asset management subsidiary of PaineWebber Incorporated. On January 31, 2000, Mitchell Hutchins was adviser or sub-adviser of 33 investment companies with ___ separate portfolios and aggregate assets of approximately $___ billion.

DSI International Management, Inc., also a wholly owned asset management subsidiary of PaineWebber Incorporated, is the sub-adviser for each fund. DSI is located at 301 Merritt 7, Norwalk, Connecticut 06851. As of January 31, 2000, DSI had over $5.0 billion in assets under management. Although DSI has been in the investment advisory business since 1988, the funds are the first registered investment companies that it has advised.


PaineWebber Incorporated is wholly owned by Paine Webber Group Inc., a publicly owned financial services holding company.

PORTFOLIO MANAGER


DSI uses a team approach in its quantitative management of each fund's portfolio.


ADVISORY FEES


The funds pay fees to Mitchell Hutchins for its advisory and administration services at the following annual contract rates, expressed as a percentage of a fund's average daily net assets.

Enhanced Equity Index Fund..............          0.40%

Enhanced Nasdaq-100 Fund................          0.75%


OTHER INFORMATION


The funds have received an exemptive order from the SEC that permits the board to appoint and replace sub-advisers and to amend sub-advisory contracts without obtaining shareholder approval.

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------


ENHANCED EQUITY INDEX FUND - ADDITIONAL INFORMATION ABOUT DSI

Performance information relating to DSI's proprietary enhanced index strategy is set forth below. There is no comparable prior account performance for Enhanced Nasdaq-100 Fund.

Although Enhanced Equity Index Fund is new and has no performance information to include in this prospectus, DSI will adhere to its proprietary enhanced index strategy in selecting the fund's investments. The composite performance results for all private accounts with discretionary authority managed by DSI using this strategy since October 1, 1996 are provided in the bar chart and table below. These returns assume that all dividends have been reinvested. Because the private accounts and Enhanced Equity Index Fund invest primarily in stocks included in the S&P 500 Index, returns for the S&P 500 Index also are shown. The S&P 500 Index is an unmanaged index of equity securities that is a measure of the U.S. stock market performance While the returns for the S&P 500 Index reflect the reinvestment of dividends, they do not reflect any sales charges or expenses, nor do they reflect transaction costs.

THIS PERFORMANCE INFORMATION DOES NOT REPRESENT HISTORICAL PERFORMANCE OF ENHANCED EQUITY INDEX FUND, SHOULD NOT BE CONSIDERED A SUBSTITUTE FOR THE FUND'S PERFORMANCE AND SHOULD NOT BE INTERPRETED AS PREDICTING THE FUND'S FUTURE PERFORMANCE. The private accounts have investment objectives, policies and investment strategies that are substantially similar to those of the fund. However, private accounts are not subject to certain investment and tax law limitations that are imposed on registered investment companies. These limitations are applicable to the fund and could cause its performance to be lower than that of similarly managed private accounts.



Plot Points for Bar Chart Showing Composite Annual Total Returns of Private Accounts Managed with DSI Enhanced Index Strategy and Annual Total Returns of S&P 500 Index

                    DSI Composite Annual          Annual Total
       Year           Total Returns of             Returns of
  (AS OF 12/31)      Similar Accounts*            S&P 500 Index
---------------      -----------------            -------------


      1997                   34.46%                  33.35%
      1998                   29.40%                  28.58%
      1999                   20.14%                  21.04%


* The bar chart shows the effect on the Composite Annual Returns of Similar Accounts of the estimated annual expenses a Class A shareholder is expected to pay each year. The returns for the other classes of shares offered by the fund would differ because those classes do not have the same expenses. The bar chart does not reflect the effect of sales charges. If it did, the total returns shown would be lower.


Table Showing Composite Average Annual Total Returns of Private Accounts Managed with DSI Enhanced Index Strategy (adjusted to show the maximum sales load and estimated annual expenses of each class of shares) and Average Annual Total Returns of S&P 500 Index**

   DSI Composite
  Average Annual
 Total Returns of
 Similar Accounts
  as of 12/31/99      Class A    Class B    Class C    Class Y    S&P 500 Index
  --------------      -------    -------    -------    -------    -------------

One Year ............  16.55%     16.67%    19.04%    20.44%      21.04%

Life (since 10/1/96).  27.44%     27.78%    28.11%    28.93%      28.30%

** The composite average annual total returns in the table reflects both maximum sales charges for the fund's Class A, B and C shares and the estimated annual expenses the shareholders of Class A, B, C and Y shares are expected to pay each year.

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund
--------------------------------------------------------------------------------

                               DIVIDENDS AND TAXES
                               -------------------


DIVIDENDS


The funds normally declare and pay dividends, if any, annually.


Classes with higher expenses are expected to have lower dividends. For example, Class B and Class C shares are expected to have the lowest dividends of any class of the fund's shares, while Class Y shares are expected to have the highest.

You will receive dividends in additional shares of the same class unless you elect to receive them in cash. Contact your Financial Advisor at PaineWebber or one of its correspondent firms if you prefer to receive dividends in cash.


TAXES


The dividends that you receive from the funds generally are subject to federal income tax regardless of whether you receive them in additional fund shares or in cash. If you hold fund shares through a tax-exempt account or plan, such as an IRA or 401(k) plan, dividends on your shares generally will not be subject to tax.


When you sell fund shares, you generally will be subject to federal income tax on any gain you realize. If you exchange a fund's shares for shares of another PaineWebber mutual fund, the transaction will be treated as a sale of the first fund's shares, and any gain will be subject to federal income tax.


Each fund expects that its dividends will be comprised primarily of capital gain distributions. The distribution of capital gains will be taxed at a lower rate than ordinary income if the fund held the assets that generated the gains for more than 12 months. Each fund will tell you how you should treat its dividends for tax purposes.

                     PaineWebber Enhanced Equity Index Fund
                      PaineWebber Enhanced Nasdaq-100 Fund












If you want more information about the funds, the following document is available free upon request:



STATEMENT OF ADDITIONAL INFORMATION (SAI)


The SAI provides more detailed information about the funds and is incorporated by reference into this prospectus.

You may discuss your questions about the funds by contacting your PaineWebber Financial Advisor. You may obtain free copies of the SAI by contacting the funds directly at 1-800-647-1568.

You may review and copy information about the funds, including the SAI, at the Public Reference Room of the Securities and Exchange Commission. You may obtain information about the operations of the SEC's Public Reference Room by calling the SEC at 1-202-942-8090. You can get text-only copies of reports and other information about the funds:


o For a fee, by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Room,
      Washington, D.C.  20549-0102; or

o Free, from the EDGAR Database on the SEC's Internet website at: http://www.sec.gov





















Mitchell Hutchins Securities Trust
  -  PaineWebber Enhanced Equity Index Fund
  -  PaineWebber Enhanced Nasdaq-100 Fund
Investment Company Act File No. 811-09745


(C) 2000 PaineWebber Incorporated.  All rights reserved.

THE INFORMATION IN THE PRELIMINARY PROSPECTUS AND THIS PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THE PRELIMINARY PROSPECTUS AND THIS PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                     PAINEWEBBER ENHANCED EQUITY INDEX FUND
                      PAINEWEBBER ENHANCED NASDAQ-100 FUND
                               51 WEST 52ND STREET
                          NEW YORK, NEW YORK 10019-6114


                                   PRELIMINARY
                       STATEMENT OF ADDITIONAL INFORMATION
                              Subject to Completion


        PaineWebber Enhanced Equity Index Fund is a diversified series of Mitchell Hutchins Securities Trust ("Trust") and PaineWebber Enhanced Nasdaq-100 Fund is a non-diversified series of the Trust. The Trust is a professionally managed, open-end management investment company organized as a Delaware business trust.

        The investment adviser, administrator and distributor for each fund is Mitchell Hutchins Asset Management Inc. ("Mitchell Hutchins"), a wholly owned asset management subsidiary of PaineWebber Incorporated ("PaineWebber"). As distributor for the funds, Mitchell Hutchins has appointed PaineWebber to serve as the exclusive dealer for the sale of fund shares. DSI International Management, Inc. ("DSI" or "sub-adviser") serves as sub-adviser for each fund.

        This SAI is not a prospectus and should be read only in conjunction with each fund's current Prospectus, dated ________________, 2000. A copy of each Prospectus may be obtained by calling any PaineWebber Financial Advisor or correspondent firm or by calling toll-free 1-800-647-1568. This SAI is dated ________________, 2000.



                                TABLE OF CONTENTS
                                                                            PAGE

The Funds and Their Investment Policies...................................    2
The Funds' Investments, Related Risks and Limitations.....................    3
Strategies Using Derivative Instruments...................................    9
Organization; Trustees and Officers; Principal Holders and
   Management Ownership of Securities.....................................   14
Investment Advisory, Administration and Distribution Arrangements.........   16
Portfolio Transactions....................................................   20
Reduced Sales Charges, Additional Exchange and Redemption
   Information and Other Services.........................................   22
Conversion of Class B Shares..............................................   27
Valuation of Shares.......................................................   27
Performance Information...................................................   28
Taxes.....................................................................   30
Other Information.........................................................   33
Financial Statements......................................................   34

                     THE FUNDS AND THEIR INVESTMENT POLICIES

        Neither fund's investment objective may be changed without shareholder approval. Except where noted, the other investment policies of each fund may be changed by its board without shareholder approval. As with other mutual funds, there is no assurance that a fund will achieve its investment objective.

        ENHANCED EQUITY INDEX FUND has an investment objective of higher total return over the long term than the S&P 500 Index. There can be no assurance that the fund will achieve its objective. The fund seeks to achieve its objective by investing primarily in a selection of common stocks that are included in the S&P 500 Index and weights its holdings of individual stocks based on its sub-adviser's proprietary enhanced equity index strategy. The fund expects to invest in approximately 250 to 400 stocks. Relative to the stock weightings in the S&P 500 Index, the fund overweights stocks that the model ranks positively and underweights stocks that the model ranks negatively. Generally, the fund gives stocks with a neutral ranking the same weight as in the Index.

        The fund seeks to control the risk of its portfolio by maintaining an overall close correlation of at least 95% between its performance and the performance of the S&P 500 Index over time, with a relatively low tracking error. To maintain this close correlation, the fund gives each stock in its portfolio a weighting that is close to the S&P 500 Index weighting and, if necessary, readjusts the weighting when it rebalances the portfolio. The fund also considers relative industry sector weighting and market capitalization.

        DSI monitors the fund's performance relative to the S&P 500 Index at least weekly. At least monthly, DSI reviews the fund's stock holdings and rebalances the fund's portfolio by increasing the weightings of the stocks that are more highly ranked by its model and reducing the weightings of the lower ranked stocks. If appropriate, DSI also buys or sells stocks for the fund to reflect the revised rankings.


        Under normal circumstances, the fund invests at least 65% of its total assets in common stocks and other equity securities and usually invests a higher percentage of its total assets in these securities. For liquidity and cash management purposes, the fund may invest up to 35% of its total assets in short-term investment grade bonds and money market instruments, although it expects these investments usually to represent a much smaller portion of its total assets. The fund may invest in U.S. dollar-denominated foreign securities that are included in S&P 500 Index and traded on U.S. exchanges or in the U.S. over-the-counter market.

        The fund may invest up to 15% of its net assets in illiquid securities. It may purchase securities on a when-issued basis and may purchase or sell securities for delayed delivery. The fund may lend its portfolio securities to qualified broker-dealers or institutional investors in an amount up to 33 1/3% of its assets. The fund may borrow money for temporary or emergency purposes in an amount up to 33 1/3 % of its total assets, including reverse repurchase agreements. The fund also may invest in securities of other investment companies and may sell securities short "against the box."


        ENHANCED NASDAQ-100 FUND has an investment objective of higher total return over the long term than the Nasdaq-100 Index. There can be no assurance that the fund will achieve its objective. The fund seeks to achieve its objective by investing primarily in the common stocks that are included in the Nasdaq-100 Index and weighting its holdings of individual stocks based on its sub-adviser's proprietary enhanced Nasdaq-100 strategy. The fund expects to invest in a majority of the stocks in the Nasdaq-100 Index. Relative to the stock weightings in the Nasdaq-100 Index, the fund overweights stocks that the model ranks positively and underweights stocks that the model ranks negatively. Generally, the fund gives stocks with a neutral ranking the same weight as in the Index.

        The fund seeks to control the risk of its portfolio by maintaining a general correlation of at least 90% between its performance and the performance of the Nasdaq-100 Index over time, with a relatively low tracking error. To maintain this general correlation, the fund gives each stock in its portfolio a weighting that is close to the Nasdaq-100 Index weighting and, if necessary, readjusts the weighting when it rebalances the portfolio. The fund also considers relative industry sector weighting and market capitalization.

        DSI monitors the fund's performance relative to the Nasdaq-100 Index at least weekly. At least monthly, DSI reviews the fund's stock holdings and rebalances the fund's portfolio by increasing the weightings of the stocks that are more highly ranked by its model and reducing the weightings of the lower ranked stocks. If appropriate, DSI also buys or sells stocks for the fund to reflect the revised rankings.

        Under normal circumstances, the fund invests at least 65% of its total assets in common stocks and other equity securities and usually invests a higher percentage of its total assets in these securities. For liquidity and cash management purposes, the fund may invest up to 35% of its total assets in short-term investment grade bonds and money market instruments, although it expects these investments usually to represent a much smaller portion of its total assets. The fund may invest in U.S. dollar-denominated foreign securities that are included in Nasdaq-100 Index and traded on U.S. exchanges or in the U.S. over-the-counter market.

        The fund may invest up to 15% of its net assets in illiquid securities. It may purchase securities on a when-issued basis and may purchase or sell securities for delayed delivery. The fund may lend its portfolio securities to qualified broker-dealers or institutional investors in an amount up to 33 1/3% of its assets. The fund may borrow money for temporary or emergency purposes in an amount up to 33 1/3% of its total assets, including reverse repurchase agreements. The fund also may invest in securities of other investment companies and may sell securities short "against the box."

              THE FUNDS' INVESTMENTS, RELATED RISKS AND LIMITATIONS

        The following supplements the information contained in the Prospectus and above concerning the funds' investments, related risks and limitations. Except as otherwise indicated in the Prospectus or this SAI, the funds have established no policy limitations on their ability to use the investments or techniques discussed in these documents.


        EQUITY SECURITIES. Equity securities include common stocks, most preferred stocks and securities that are convertible into them, including common stock purchase warrants and rights, equity interests in trusts, partnerships, joint ventures or similar enterprises and depository receipts. Common stocks, the most familiar type, represent an equity (ownership) interest in a corporation.

        Preferred stock has certain fixed income features, like a bond, but actually it is equity that is senior to a company's common stock. Convertible bonds are fixed and variable rate debt obligations, which may include debentures, notes and similar securities, that may be converted into or exchanged for a prescribed amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. Preferred stock also may be converted into or exchanged for common stock. Depository receipts typically are issued by banks or trust companies and evidence ownership of underlying equity securities.


        While past performance does not guarantee future results, equity securities historically have provided the greatest long-term growth potential in a company. However, their prices generally fluctuate more than other securities and reflect changes in a company's financial condition and in overall market and economic conditions. Common stocks generally represent the riskiest investment in a company. It is possible that a fund may experience a substantial or complete loss on an individual equity investment.

        INVESTING IN FOREIGN SECURITIES. A fund may invest in U.S. dollar denominated equity securities of foreign issuers that are traded on recognized U.S. exchanges or in the U.S. over-the-counter market. Securities of foreign issuers may not be registered with the Securities and Exchange Commission ("SEC"), and the issuers thereof may not be subject to its reporting requirements. Accordingly, there may be less publicly available information concerning foreign issuers of securities held by a fund than is available concerning U.S. companies. Foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards or to other regulatory requirements comparable to those applicable to U.S. companies.

        A fund may invest in foreign securities by purchasing American Depositary Receipts ("ADRs"). ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities. They generally are in registered form, are denominated in U.S. dollars and are designed for use in the U.S. securities markets. For purposes of each fund's investment policies, ADRs are deemed to have the same classification as the underlying securities they represent. Thus, an ADR representing ownership of common stock will be treated as common stock.


        ADRs are publicly traded on exchanges or over-the-counter in the United States and are issued through "sponsored" or "unsponsored" arrangements. In a sponsored ADR arrangement, the foreign issuer assumes the obligation to pay some or all of the depositary's transaction fees, whereas under an unsponsored arrangement, the foreign issuer assumes no obligations and the depositary's transaction fees are paid directly by the ADR holders. In addition, less information is available in the United States about an unsponsored ADR than about a sponsored ADR.


        Investment income on certain foreign securities in which the funds may invest may be subject to foreign withholding or other taxes that could reduce the return on these securities. Tax treaties between the United States and foreign countries, however, may reduce or eliminate the amount of foreign taxes to which the funds would be subject.

        ILLIQUID SECURITIES. The term "illiquid securities" means securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which a fund has valued the securities and includes, among other things, purchased over-the-counter options, repurchase agreements maturing in more than seven days and restricted securities other than those Mitchell Hutchins or the sub-adviser has determined are liquid pursuant to guidelines established by the Trust's board. The assets used as cover for over-the-counter options written by a fund will be considered illiquid unless the over-the-counter options are sold to qualified dealers who agree that the fund may repurchase any over-the-counter options they write at a maximum price to be calculated by a formula set forth in the option agreements. The cover for an over-the-counter option written subject to this procedure would be considered illiquid only to the extent that the maximum repurchase price under the formula exceeds the intrinsic value of the option. A fund may not be able to readily liquidate illiquid securities and may have to sell other investments if necessary to raise cash to meet its obligations. The lack of a liquid secondary market for illiquid securities may make it more difficult for a fund to assign a value to those securities for purposes of valuing its portfolio and calculating its net asset value.


        Restricted securities are not registered under the Securities Act of 1933, as amended ("Securities Act"), and may be sold only in privately negotiated or other exempted transactions or after a Securities Act registration statement has become effective. Where registration is required, a fund may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time a fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, a fund might obtain a less favorable price than prevailed when it decided to sell.

        However, not all restricted securities are illiquid. A large institutional market has developed for many U.S. and foreign securities that are not registered under the Securities Act. Institutional investors generally will not seek to sell these instruments to the general public, but instead will often depend either on an efficient institutional market in which such unregistered securities can be readily resold or on an issuer's ability to honor a demand for repayment. Therefore, the fact that there are contractual or legal restrictions on resale to the general public or certain institutions is not dispositive of the liquidity of such investments.


        Institutional markets for restricted securities also have developed as a result of Rule 144A under the Securities Act, which establishes a "safe harbor" from the registration requirements of that Act for resales of certain securities to qualified institutional buyers. Such markets include automated systems for the trading, clearance and settlement of unregistered securities of domestic and foreign issuers, such as the PORTAL System sponsored by the National Association of Securities Dealers, Inc. An insufficient number of qualified institutional buyers interested in purchasing Rule 144A-eligible restricted securities held by a fund, however, could affect adversely the marketability of such portfolio securities, and a fund might be unable to dispose of such securities promptly or at favorable prices.

        The board has delegated the function of making day-to-day determinations of liquidity to Mitchell Hutchins and the sub-adviser pursuant to guidelines approved by the board. Mitchell Hutchins and the sub-adviser take into account a number of factors in reaching liquidity decisions, including (1) the frequency of trades for the security, (2) the number of dealers that make quotes for the security, (3) the number of dealers that have undertaken to make a market in the security, (4) the number of other potential purchasers and (5) the nature of the security and how trading is effected (E.G., the time needed to sell the security, how bids are solicited and the mechanics of transfer). Mitchell Hutchins and the sub-adviser monitor the liquidity of restricted securities in each fund's portfolio and report periodically on such decisions to the board.

        Mitchell Hutchins and the sub-adviser also monitor each fund's overall holdings of illiquid securities. If a fund's holdings of illiquid securities comes to exceed its limitation on investments in illiquid securities for any reason, such as a security ceasing to qualify as liquid, changes in relative market values of portfolio securities or shareholder redemptions, Mitchell Hutchins and the sub-adviser will consider what action would be in the best interests of the fund and its shareholders.

        MONEY MARKET INSTRUMENTS. Money market instruments in which a fund may invest include U.S. Treasury bills and other obligations issued or guaranteed as to interest and principal by the U.S. government, its agencies and instrumentalities; obligations of U.S. banks (including certificates of deposit and bankers' acceptances); interest-bearing savings deposits in U.S. commercial banks and savings associations; commercial paper and other short-term corporate obligations; and variable and floating-rate securities and repurchase agreements. In addition, a fund may hold cash and may invest in participation interests in the money market securities mentioned above to the extent that it is permitted to invest in money market instruments.

        U.S. GOVERNMENT SECURITIES. Government securities in which a fund may invest include direct obligations of the U.S. Treasury and obligations issued or guaranteed by the U.S. government or one of its agencies or instrumentalities (collectively, "U.S. government securities"). Direct obligations of the U.S. Treasury include a variety of securities that differ in their interest rates, maturities and dates of issuance. Among the U.S. government securities that may be held by a fund are instruments that are supported by the full faith and credit of the United States and securities that are supported primarily or solely by the creditworthiness of the government-related issuer.

        REPURCHASE AGREEMENTS. Repurchase agreements are transactions in which a fund purchases securities or other obligations from a bank or securities dealer (or its affiliate) and simultaneously commits to resell them to the counterparty at an agreed-upon date or upon demand and at a price reflecting a market rate of interest unrelated to the coupon rate or maturity of the purchased obligations. A fund maintains custody of the underlying obligations prior to their repurchase, either through its regular custodian or through a special "tri-party" custodian or sub-custodian that maintains separate accounts for both the fund and its counterparty. Thus, the obligation of the counterparty to pay the repurchase price on the date agreed to or upon demand is, in effect, secured by such obligations.


        Repurchase agreements carry certain risks not associated with direct investments in securities, including a possible decline in the market value of the underlying obligations. If their value becomes less than the repurchase price, plus any agreed-upon additional amount, the counterparty must provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the obligations and the price that was paid by the fund upon acquisition is accrued as interest and included in its net investment income. The fund intends to enter into repurchase agreements only with counterparties in transactions believed by Mitchell Hutchins to present minimum credit risks.


        REVERSE REPURCHASE AGREEMENTS. Reverse repurchase agreements involve the sale of securities held by a fund subject to its agreement to repurchase the securities at an agreed-upon date or upon demand and at a price reflecting a market rate of interest. Such agreements are considered to be borrowings and may be entered into only for temporary purposes. While a reverse repurchase agreement is outstanding, a fund will maintain, in a segregated account with its custodian, cash or liquid securities, marked to market daily, in an amount at least equal to its obligations under the reverse repurchase agreement. See "The Funds' Investments, Related Risks and Limitations -- Segregated Accounts."

        Reverse repurchase agreements involve the risk that the buyer of the securities sold by a fund might be unable to deliver them when the fund seeks to repurchase. If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or trustee or receiver may receive an extension of time to determine whether to enforce a fund's obligation to repurchase the securities, and the fund's use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision.

        LENDING OF PORTFOLIO SECURITIES. Each fund is authorized to lend its portfolio securities to broker-dealers or institutional investors that Mitchell Hutchins deems qualified. Lending securities enables a fund to earn additional income, but could result in a loss or delay in recovering these securities. The borrower of a fund's portfolio securities must maintain acceptable collateral with the fund's custodian in an amount, marked to market daily, at least equal to the market value of the securities loaned, plus accrued interest and dividends. Acceptable collateral is limited to cash, U.S. government securities and irrevocable letters of credit that meet certain guidelines established by Mitchell Hutchins. Each fund may reinvest any cash collateral in money market investments or other short-term liquid investments. In determining whether to lend securities to a particular broker-dealer or institutional investor, Mitchell Hutchins will consider, and during the period of the loan will monitor, all relevant facts and circumstances, including the creditworthiness of the borrower. Each fund will retain authority to terminate any of its loans at any time. Each fund may pay reasonable fees in connection with a loan and may pay the borrower or placing broker a negotiated portion of the interest earned on the reinvestment of cash held as collateral. A fund will receive amounts equivalent to any dividends, interest or other distributions on the securities loaned. A fund will regain record ownership of loaned securities to exercise beneficial rights, such as voting and subscription rights, when regaining such rights is considered to be in that fund's interest.

        Pursuant to procedures adopted by the board governing each fund's securities lending program, PaineWebber has been retained to serve as lending agent for each fund. The board also has authorized the payment of fees
(including fees calculated as a percentage of invested cash collateral) to PaineWebber for these services. The board periodically reviews all portfolio securities loan transactions for which PaineWebber acted as lending agent. PaineWebber also has been approved as a borrower under each fund's securities lending program.

        SHORT SALES "AGAINST THE BOX." Each fund may engage in short sales of securities it owns or has the right to acquire at no added cost through conversion or exchange of other securities it owns (short sales "against the box"). To make delivery to the purchaser in a short sale, the executing broker borrows the securities being sold short on behalf of a fund, and a fund is obligated to replace the securities borrowed at a date in the future. When a fund sells short, it establishes a margin account with the broker effecting the short sale and deposits collateral with the broker. In addition, a fund maintains with its custodian, in a segregated account, the securities that could be used to cover the short sale. Each fund incurs transaction costs, including interest expense, in connection with opening, maintaining and closing short sales against the box.

        A fund might make a short sale "against the box" to hedge against market risks when the sub-adviser believes that the price of a security may decline, thereby causing a decline in the value of a security owned by the fund or a security convertible into or exchangeable for a security owned by the fund. In such case, any loss in a fund's long position after the short sale should be reduced by a gain in the short position. Conversely, any gain in the long position should be reduced by a loss in the short position. The extent to which gains or losses in the long position are reduced will depend upon the amount of the securities sold short relative to the amount of securities a fund owns, either directly or indirectly, and in the case where a fund owns convertible securities, changes in the investment value or conversion premiums of such securities.

        WHEN-ISSUED AND DELAYED DELIVERY SECURITIES. Each fund may purchase securities on a "when-issued" basis or may purchase or sell securities for "delayed delivery," I.E., for issuance or delivery to or by a fund later than the normal settlement date for such securities at a stated price and yield. A fund generally would not pay for such securities or start earning interest on them until they are received. However, when a fund undertakes a when-issued or delayed delivery obligation, it immediately assumes the risks of ownership, including the risks of price fluctuation. Failure of the issuer to deliver a security purchased by a fund on a when-issued or delayed delivery basis may result in the fund's incurring or missing an opportunity to make an alternative investment. Depending on market conditions, a fund's when-issued and delayed delivery purchase commitments could cause its net asset value per share to be more volatile, because such securities may increase the amount by which a fund's total assets, including the value of when-issued and delayed delivery securities held by that fund, exceeds its net assets.

        A security purchased on a when-issued or delayed delivery basis is recorded as an asset on the commitment date and is subject to changes in market value, generally based upon changes in the level of interest rates. Thus, fluctuation in the value of the security from the time of the commitment date will affect a fund's net asset value. When a fund commits to purchase securities on a when-issued or delayed delivery basis, its custodian segregates assets to cover the amount of the commitment. See "The Funds' Investments, Related Risks and Limitations -- Segregated Accounts." A fund may sell the right to acquire the security prior to delivery if the sub-adviser deems it advantageous to do so, which may result in a gain or loss to the fund.

        COUNTERPARTIES. A fund may be exposed to the risk of financial failure or insolvency of another party. To help lessen those risks, Mitchell Hutchins, subject to the supervision of each fund's board, monitors and evaluates the creditworthiness of the parties with which the fund does business.

        SEGREGATED ACCOUNTS. When a fund enters into certain transactions that involve obligations to make future payments to third parties, including the purchase of securities on a when-issued or delayed delivery basis and reverse repurchase agreements, it will maintain with an approved custodian in a segregated account cash or liquid securities, marked to market daily, in an amount at least equal to a fund's obligation or commitment under such transactions. As described below under "Strategies Using Derivative Instruments," segregated accounts may also be required in connection with certain transactions involving options and futures.

        INVESTMENTS IN OTHER INVESTMENT COMPANIES. Each fund may invest in securities of other investment companies, subject to Investment Company Act of 1940, as amended ("Investment Company Act") limitations, which at present restrict investments in registered investment companies to no more than 10% of a fund's total assets. The shares of other investment companies are subject to the management fees and other expenses of those companies, and the purchase of shares of some investment companies requires the payment of sales loads and sometimes substantial premiums above the value of such companies' portfolio securities. At the same time, a fund would continue to pay its own management fees and expenses with respect to all its investments, including the securities of other investment companies.

INVESTMENT LIMITATIONS OF THE FUNDS

        FUNDAMENTAL LIMITATIONS. The following fundamental investment limitations cannot be changed for a fund without the affirmative vote of the lesser of (a) more than 50% of the outstanding shares of the fund or (b) 67% or more of the shares of the fund present at a shareholders' meeting if more than 50% of the outstanding shares are represented at the meeting in person or by proxy. If a percentage restriction is adhered to at the time of an investment or transaction, later changes in percentage resulting from a change in values of portfolio securities or amount of total assets will not be considered a violation of any of the following limitations, except that with regard to the borrowings limitation in fundamental limitation (2), each fund will comply with the applicable restrictions of Section 18 of the Investment Company Act.

        Each fund will not:

        (1) purchase any security if, as a result of that purchase, 25% or more of the fund's total assets would be invested in securities of issuers having their principal business activities in the same industry, except that this limitation does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities or to municipal securities and provided that the fund will invest 25% or more of its total assets in securities of issuers in the same industry if necessary to replicate the weighting of that particular industry in its benchmark index.


        (2) issue senior securities or borrow money, except as permitted under the Investment Company Act and then not in excess of 33 1/3% of the fund's total assets (including the amount of the senior securities issued but reduced by any liabilities not constituting senior securities) at the time of the issuance or borrowing, except that the fund may borrow up to an additional 5% of its total assets (not including the amount borrowed) for temporary or emergency purposes.

        (3) make loans, except through loans of portfolio securities or through repurchase agreements, provided that for purposes of this restriction, the acquisition of bonds, debentures, other debt securities or instruments, or participations or other interests therein and investments in government obligations, commercial paper, certificates of deposit, bankers' acceptances or similar instruments will not be considered the making of a loan.

        (4) engage in the business of underwriting securities of other issuers, except to the extent that the fund might be considered an underwriter under the federal securities laws in connection with its disposition of portfolio securities.

        (5) purchase or sell real estate, except that investments in securities of issuers that invest in real estate and investments in mortgage-backed securities, mortgage participations or other instruments supported by interests in real estate are not subject to this limitation, and except that the fund may exercise rights under agreements relating to such securities, including the right to enforce security interests and to hold real estate acquired by reason of such enforcement until that real estate can be liquidated in an orderly manner.

        (6) purchase or sell physical commodities unless acquired as a result of owning securities or other instruments, but the fund may purchase, sell or enter into financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments.


        In addition, Enhanced Equity Index Fund will not:

        (7) purchase securities of any one issuer if, as a result, more than 5% of the fund's total assets would be invested in securities of that issuer or the fund would own or hold more than 10% of the outstanding voting securities of that issuer, except that up to 25% of the fund's total assets may be invested without regard to this limitation, and except that this limitation does not apply to securities issued or guaranteed by the U.S. government, its agencies and instrumentalities or to securities issued by other investment companies.

        The following interpretation applies to, but is not a part of, this fundamental limitation: Mortgage- and asset-backed securities will not be considered to have been issued by the same issuer by reason of the securities having the same sponsor, and mortgage- and asset-backed securities issued by a finance or other special purpose subsidiary that are not guaranteed by the parent company will be considered to be issued by a separate issuer from the parent company.

        NON-FUNDAMENTAL LIMITATIONS. The following investment restrictions are non-fundamental and may be changed by the vote of the appropriate board without shareholder approval. If a percentage restriction is adhered to at the time of an investment or transaction, later changes in percentage resulting from a change in values of portfolio securities or amount of total assets will not be considered a violation of any of the following limitations.

        Each fund will not:

        (1) invest more than 15% of its net assets in illiquid securities.

        (2) purchase portfolio securities while borrowings in excess of 5% of its total assets are outstanding.

        (3) purchase securities on margin, except for short-term credit necessary for clearance of portfolio transactions and except that the fund may make margin deposits in connection with its use of financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments.

        (4) engage in short sales of securities or maintain a short position, except that the fund may (a) sell short "against the box" and (b) maintain short positions in connection with its use of financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments.


        (5) purchase securities of other investment companies, except to the extent permitted by the Investment Company Act or under the terms of an exemptive order granted by the SEC and except that this limitation does not apply to securities received or acquired as dividends, through offers of exchange, or as a result of reorganization, consolidation, or merger.

                     STRATEGIES USING DERIVATIVE INSTRUMENTS

        GENERAL DESCRIPTION OF DERIVATIVE INSTRUMENTS. Each fund may use a variety of financial instruments ("Derivative Instruments"), including certain options, futures contracts (sometimes referred to as "futures"), and options on futures contracts. A fund may enter into transactions involving one or more types of Derivative Instruments under which the full value of its portfolio is at risk. Under normal circumstances, however, a fund's use of these instruments will place at risk a much smaller portion of its assets. The particular Derivative Instruments that may be used by the funds are described below.

        A fund might not use any Derivative Instruments or derivative strategies, and there can be no assurance that using any strategy will succeed. If the sub-adviser is incorrect in its judgment on market values, interest rates or other economic factors in using a Derivative Instrument or strategy, a fund may have lower net income and a net loss on the investment.


        OPTIONS ON EQUITY AND DEBT SECURITIES. A call option is a short-term contract pursuant to which the purchaser of the option, in return for a premium, has the right to buy the security underlying the option at a specified price at any time during the term of the option or at specified times or at the expiration of the option, depending on the type of option involved. The writer of the call option, who receives the premium, has the obligation, upon exercise of the option during the option term, to deliver the underlying security against payment of the exercise price. A put option is a similar contract that gives its purchaser, in return for a premium, the right to sell the underlying security at a specified price during the option term or at specified times or at the expiration of the option, depending on the type of option involved. The writer of the put option, who receives the premium, has the obligation, upon exercise of the option during the option term, to buy the underlying security at the exercise price.

        OPTIONS ON SECURITIES INDICES. A securities index assigns relative values to the securities included in the index and fluctuates with changes in the market values of those securities. A securities index option operates in the same way as a more traditional securities option, except that exercise of a securities index option is effected with cash payment and does not involve delivery of securities. Thus, upon exercise of a securities index option, the purchaser will realize, and the writer will pay, an amount based on the difference between the exercise price and the closing price of the securities index.

        SECURITIES INDEX FUTURES CONTRACTS. A securities index futures contract is a bilateral agreement pursuant to which one party agrees to accept, and the other party agrees to make, delivery of an amount of cash equal to a specified dollar amount times the difference between the securities index value at the close of trading of the contract and the price at which the futures contract is originally struck. No physical delivery of the securities comprising the index is made. Generally, contracts are closed out prior to the expiration date of the contract.

        INTEREST RATE FUTURES CONTRACTS. Interest rate futures contracts are bilateral agreements pursuant to which one party agrees to make, and the other party agrees to accept, delivery of a specified type of debt security at a specified future time and at a specified price. Although such futures contracts by their terms call for actual delivery or acceptance of debt securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery.

        OPTIONS ON FUTURES CONTRACTS. Options on futures contracts are similar to options on securities, except that an option on a futures contract gives the purchaser the right, in return for the premium, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put), rather than to purchase or sell a security, at a specified price at any time during the option term. Upon exercise of the option, the delivery of the futures position to the holder of the option will be accompanied by delivery of the accumulated balance that represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the future. The writer of an option, upon exercise, will assume a short position in the case of a call and a long position in the case of a put.


        GENERAL DESCRIPTION OF STRATEGIES USING DERIVATIVE INSTRUMENTS. A fund may use Derivative Instruments to simulate investment in its benchmark index while retaining a cash balance for management purposes, such as to provide liquidity to meet anticipated shareholder sales of fund shares and for fund operating expenses. As part of its use of Derivative Instruments for cash management purposes, a fund may attempt to reduce the risk of adverse price movements ("hedge") in the securities of its benchmark index while investing cash received from investor purchases of fund shares or selling securities to meet shareholder redemptions. A fund may also use Derivative Instruments to reduce transaction costs and to facilitate trading.

        Hedging strategies can be broadly categorized as "short hedges" and "long hedges." A short hedge is a purchase or sale of a Derivative Instrument intended partially or fully to offset potential declines in the value of one or more investments held in a fund's portfolio. Thus, in a short hedge a fund takes a position in a Derivative Instrument whose price is expected to move in the opposite direction of the price of the investment being hedged. For example, a fund might purchase a put option on a security to hedge against a potential decline in the value of that security. If the price of the security declined below the exercise price of the put, a fund could exercise the put and thus limit its loss below the exercise price to the premium paid plus transaction costs. In the alternative, because the value of the put option can be expected to increase as the value of the underlying security declines, a fund might be able to close out the put option and realize a gain to offset the decline in the value of the security.

        Conversely, a long hedge is a purchase or sale of a Derivative Instrument intended partially or fully to offset potential increases in the acquisition cost of one or more investments that a fund intends to acquire. Thus, in a long hedge, a fund takes a position in a Derivative Instrument whose price is expected to move in the same direction as the price of the prospective investment being hedged. For example, the fund might purchase a call option on a security it intends to purchase in order to hedge against an increase in the cost of the security. If the price of the security increased above the exercise price of the call, the fund could exercise the call and thus limit its acquisition cost to the exercise price plus the premium paid and transaction costs. Alternatively, the fund might be able to offset the price increase by closing out an appreciated call option and realizing a gain.

        A fund may purchase and write (sell) straddles on securities or indices of securities. A long straddle is a combination of a call and a put option purchased on the same security or on the same futures contract, where the exercise price of the put is equal to the exercise price of the call. A fund might enter into a long straddle when Mitchell Hutchins believes it likely that the prices of the securities will be more volatile during the term of the option than the option pricing implies. A short straddle is a combination of a call and a put written on the same security where the exercise price of the put is equal to the exercise price of the call. A fund might enter into a short straddle when Mitchell Hutchins believes it unlikely that the prices of the securities will be as volatile during the term of the option as the option pricing implies.

        Derivative Instruments on securities generally are used to hedge against price movements in one or more particular securities positions that a fund owns or intends to acquire. Derivative Instruments on stock indices, in contrast, generally are used to hedge against price movements in broad equity market sectors in which a fund has invested or expects to invest. Derivative Instruments on debt securities may be used to hedge either individual securities or broad fixed income market sectors.

        Income strategies using Derivative Instruments may include the writing of covered options to obtain the related option premiums. Return or gain strategies may include using Derivative Instruments to increase or decrease a fund's exposure to different asset classes without buying or selling the underlying instruments. A fund also may use derivatives to simulate full investment by the fund while maintaining a cash balance for fund management purposes (such as to provide liquidity to meet anticipated shareholder sales of fund shares and for fund operating expenses).

        The use of Derivative Instruments is subject to applicable regulations of the SEC, the several options and futures exchanges upon which they are traded and the Commodity Futures Trading Commission ("CFTC"). In addition, a fund's ability to use Derivative Instruments may be limited by tax considerations. See "Taxes."

        In addition to the products, strategies and risks described below and in each fund's Prospectus, a fund's investment adviser may discover additional opportunities in connection with Derivative Instruments and with hedging, income, return and gain strategies. These new opportunities may become available as regulatory authorities broaden the range of permitted transactions and as new Derivative Instruments and techniques are developed. The applicable investment adviser may use these opportunities for a fund to the extent that they are consistent with a fund's investment objective and permitted by its investment limitations and applicable regulatory authorities. The funds' Prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.


        SPECIAL RISKS OF STRATEGIES USING DERIVATIVE INSTRUMENTS. The use of Derivative Instruments involves special considerations and risks, as described below. Risks pertaining to particular Derivative Instruments are described in the sections that follow.


        (1) Successful use of most Derivative Instruments depends upon the ability of a fund's investment adviser to predict movements of the overall securities and interest rate markets, which requires different skills than predicting changes in the prices of individual securities. While the sub-adviser is experienced in the use of Derivative Instruments, there can be no assurance that any particular strategy adopted will succeed.


        (2) There might be imperfect correlation, or even no correlation, between price movements of a Derivative Instrument and price movements of the investments that are being hedged. For example, if the value of a Derivative Instrument used in a short hedge increased by less than the decline in value of the hedged investment, the hedge would not be fully successful. Such a lack of correlation might occur due to factors affecting the markets in which Derivative Instruments are traded, rather than the value of the investments being hedged. The effectiveness of hedges using Derivative Instruments on indices will depend on the degree of correlation between price movements in the index and price movements in the securities being hedged.


        (3) Hedging strategies, if successful, can reduce risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements in the investments being hedged. However, hedging strategies can also reduce opportunity for gain by offsetting the positive effect of favorable price movements in the hedged investments. For example, if a fund entered into a short hedge because the applicable investment adviser projected a decline in the price of a security in that fund's portfolio, and the price of that security increased instead, the gain from that increase might be wholly or partially offset by a decline in the price of the Derivative Instrument. Moreover, if the price of the Derivative Instrument declined by more than the increase in the price of the security, a fund could suffer a loss. In either such case, a fund would have been in a better position had it not hedged at all.

        (4) As described below, a fund might be required to maintain assets as "cover," maintain segregated accounts or make margin payments when it takes positions in Derivative Instruments involving obligations to third parties (I.E., Derivative Instruments other than purchased options). If a fund were unable to close out its positions in such Derivative Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the positions expired or matured. These requirements might impair a fund's ability to sell a portfolio security or make an investment at a time when it would otherwise be favorable to do so, or require that the fund sell a portfolio security at a disadvantageous time. A fund's ability to close out a position in a Derivative Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of a counterparty to enter into a transaction closing out the position. Therefore, there is no assurance that any hedging position can be closed out at a time and price that is favorable to a fund.

        COVER FOR STRATEGIES USING DERIVATIVE INSTRUMENTS. Transactions using Derivative Instruments, other than purchased options, expose a fund to an obligation to another party. A fund will not enter into any such transactions unless it owns either (1) an offsetting ("covered") position in securities or other options or futures contracts or (2) cash or liquid securities with a value sufficient at all times to cover its potential obligations to the extent not covered as provided in (1) above. Each fund will comply with SEC guidelines regarding cover for such transactions and will, if the guidelines so require, set aside cash or liquid securities in a segregated account with its custodian in the prescribed amount.

        Assets used as cover or held in a segregated account cannot be sold while the position in the corresponding Derivative Instrument is open, unless they are replaced with similar assets. As a result, committing a large portion of a fund's assets to cover positions or to segregated accounts could impede portfolio management or a fund's ability to meet redemption requests or other current obligations.

        OPTIONS. Each fund may purchase put and call options, and write (sell) covered put or call options on equity and debt securities and stock indices. The purchase of call options may serve as a long hedge, and the purchase of put options may serve as a short hedge. A fund may also use options to attempt to enhance return or realize gains by increasing or reducing its exposure to an asset class without purchasing or selling the underlying securities. Writing covered put or call options can enable a fund to enhance income by reason of the premiums paid by the purchasers of such options. Writing covered call options serves as a limited short hedge, because declines in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the security appreciates to a price higher than the exercise price of the call option, it can be expected that the option will be exercised and the affected fund will be obligated to sell the security at less than its market value. Writing covered put options serves as a limited long hedge, because increases in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the security depreciates to a price lower than the exercise price of the put option, it can be expected that the put option will be exercised and the fund will be obligated to purchase the security at more than its market value. The securities or other assets used as cover for over-the-counter options written by a fund would be considered illiquid to the extent described under "The Funds' Investments, Related Risks and Limitations -- Illiquid Securities."


        The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment, the historical price volatility of the underlying investment and general market conditions. Options normally have expiration dates of up to nine months. Generally, over-the-counter options on debt securities are European-style options. This means that the option can only be exercised immediately prior to its expiration. This is in contrast to American-style options that may be exercised at any time. There are also other types of options that may be exercised on certain specified dates before expiration. Options that expire unexercised have no value.


        A fund may effectively terminate its right or obligation under an option by entering into a closing transaction. For example, a fund may terminate its obligation under a call or put option that it had written by purchasing an identical call or put option; this is known as a closing purchase transaction. Conversely, a fund may terminate a position in a put or call option it had purchased by writing an identical put or call option; this is known as a closing sale transaction. Closing transactions permit a fund to realize profits or limit losses on an option position prior to its exercise or expiration.

        The funds may purchase and write both exchange-traded and over-the-counter options. Currently, many options on equity securities (stocks) are exchange-traded. Exchange markets for options on debt securities exist but are relatively new, and these instruments are primarily traded on the over-the-counter market. Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed which, in effect, guarantees completion of every exchange-traded option transaction. In contrast, over-the-counter options are contracts between a fund and its counterparty (usually a securities dealer or a bank) with no clearing organization guarantee. Thus, when a fund purchases or writes an over-the-counter option, it relies on the counterparty to make or take delivery of the underlying investment upon exercise of the option. Failure by the counterparty to do so would result in the loss of any premium paid by a fund as well as the loss of any expected benefit of the transaction.

        The funds' ability to establish and close out positions in exchange-traded options depends on the existence of a liquid market. The funds intend to purchase or write only those exchange-traded options for which there appears to be a liquid secondary market. However, there can be no assurance that such a market will exist at any particular time. Closing transactions can be made for over-the-counter options only by negotiating directly with the counterparty, or by a transaction in the secondary market if any such market exists. Although the funds will enter into over-the-counter options only with counterparties that are expected to be capable of entering into closing transactions with the funds, there is no assurance that a fund will in fact be able to close out an over-the-counter option position at a favorable price prior to expiration. In the event of insolvency of the counterparty, a fund might be unable to close out an over-the-counter option position at any time prior to its expiration.

        If a fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction for a covered put or call option written by the a could cause material losses because that fund would be unable to sell the investment used as cover for the written option until the option expires or is exercised.

        A fund may purchase and write put and call options on indices in much the same manner as the more traditional options discussed above, except the index options may serve as a hedge against overall fluctuations in a securities market (or market sector) rather than anticipated increases or decreases in the value of a particular security.

        FUTURES. The funds may purchase and sell stock index futures contracts and interest rate future contracts. A fund may also purchase put and call options, and write covered put and call options, on futures in which it is allowed to invest. The purchase of futures or call options thereon can serve as a long hedge, and the sale of futures or the purchase of put options thereon can serve as a short hedge. Writing covered call options on futures contracts can serve as a limited short hedge, and writing covered put options on futures contracts can serve as a limited long hedge, using a strategy similar to that used for writing covered options on securities or indices. In addition, a fund may purchase or sell futures contracts or purchase options thereon to increase or reduce its exposure to an asset class without purchasing or selling the underlying securities, either as a hedge or to enhance return or realize gains.

        Futures strategies also can be used to manage the average duration of a fund's convertible securities portfolio. Duration is a measure of a fund's exposure to interest rate risk. A longer duration means that changes in market interest rates are likely to have a larger effect on the value of the assets in a portfolio. If the sub-adviser wishes to shorten the average duration of a fund's convertible securities portfolio, the fund may sell a futures contract or a call option thereon, or purchase a put option on that futures contract. If the sub-adviser wishes to lengthen the average duration of a fund's convertible securities portfolio, a fund may buy a futures contract or a call option thereon, or sell a put option thereon.

        A fund may also write put options on futures contracts while at the same time purchasing call options on the same futures contracts in order synthetically to create a long futures contract position. Such options would have the same strike prices and expiration dates. A fund will engage in this strategy only when it is more advantageous to the fund than is purchasing the futures contract.

        No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract a fund is required to deposit in a segregated account with its custodian, in the name of the futures broker through whom the transaction was effected, "initial margin" consisting of cash, obligations of the United States or obligations fully guaranteed as to principal and interest by the United States, in an amount generally equal to 10% or less of the contract value. Margin must also be deposited when writing a call option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin on futures contracts does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to a fund at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of high volatility, a fund may be required by an exchange to increase the level of its initial margin payment, and initial margin requirements might be increased generally in the future by regulatory action.

        Subsequent "variation margin" payments are made to and from the futures broker daily as the value of the futures position varies, a process known as "marking to market." Variation margin does not involve borrowing, but rather represents a daily settlement of a fund's obligations to or from a futures broker. When a fund purchases an option on a future, the premium paid plus transaction costs is all that is at risk. In contrast, when a fund purchases or sells a futures contract or writes a call option thereon, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements. If a fund has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

        Holders and writers of futures positions and options on futures can enter into offsetting closing transactions, similar to closing transactions on options, by selling or purchasing, respectively, an instrument identical to the instrument held or written. Positions in futures and options on futures may be closed only on an exchange or board of trade that provides a secondary market. The funds intend to enter into futures transactions only on exchanges or boards of trade where there appears to be a liquid secondary market. However, there can be no assurance that such a market will exist for a particular contract at a particular time.


        Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a future or related option can vary from the previous day's settlement price; once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.


        If a fund were unable to liquidate a futures or related options position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses. A fund would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, a fund would continue to be required to make daily variation margin payments and might be required to maintain the position being hedged by the future or option or to maintain cash or securities in a segregated account.


        Certain characteristics of the futures market might increase the risk that movements in the prices of futures contracts or related options might not correlate perfectly with movements in the prices of the investments being hedged. For example, all participants in the futures and related options markets are subject to daily variation margin calls and might be compelled to liquidate futures or related options positions whose prices are moving unfavorably to avoid being subject to further calls. These liquidations could increase price volatility of the instruments and distort the normal price relationship between the futures or options and the investments being hedged. Also, because initial margin deposit requirements in the futures market are less onerous than margin requirements in the securities markets, there might be increased participation by speculators in the futures markets. This participation also might cause temporary price distortions. In addition, activities of large traders in both the futures and securities markets involving arbitrage, "program trading" and other investment strategies might result in temporary price distortions.


        LIMITATION ON THE USE OF FUTURES AND RELATED OPTIONS. A fund's use of futures and related options is governed by the following guidelines, which can be changed by the board without shareholder vote:

        To the extent a fund enters into futures contracts and options on futures positions that are not for bona fide hedging purposes (as defined by the CFTC), the aggregate initial margin and premiums on those positions (excluding the amount by which options are "in-the-money") may not exceed 5% of its net assets.

             ORGANIZATION; TRUSTEES AND OFFICERS; PRINCIPAL HOLDERS
                     AND MANAGEMENT OWNERSHIP OF SECURITIES

        The Trust was formed on December 23, 1999, as a business trust under the laws of Delaware. The Trust has two series and is authorized to issue an unlimited number of shares of beneficial interest, par value of $0.001 per share, of existing or future series.

        The Trust is governed by a board of trustees which oversees its operations and which is authorized to establish additional series. The trustees and executive officers of the Trust, their ages, business addresses and principal occupations during the past five years are:



     NAME AND ADDRESS; AGE         POSITION WITH THE  TRUST          BUSINESS EXPERIENCE; OTHER DIRECTORSHIPS

Victoria E. Schonfeld*; 49         Trustee, President and         Ms.  Schonfeld  is  a  managing  director  and
                                  Chairman of the Board of        general counsel of Mitchell Hutchins since May
                                           Trustees               1994   and  a   senior   vice   president   of
                                                                  PaineWebber  Incorporated since July 1995. Ms.
                                                                  Schonfeld is a vice president of 31 investment
                                                                  companies  and a vice  president and secretary
                                                                  of one  investment  company for which Mitchell
                                                                  Hutchins,   PaineWebber   or  one   of   their
                                                                  affiliates serves as investment adviser.

                                                                  Ms.  O'Donnell is a senior vice  president and
                                                                  deputy general  counsel of Mitchell  Hutchins.
Dianne E. O'Donnell*; 47          Trustee, Vice President         Ms.   O'Donnell  is  a  vice   president   and
                                        and Secretary             secretary  of 31  investment  companies  and a
                                                                  vice president and assistant  secretary of one
                                                                  investment    company   for   which   Mitchell
                                                                  Hutchins,   PaineWebber   or  one   of   their
                                                                  affiliates serves as investment adviser.

                                                                  Mr.  Schubert is a senior vice  president  and
                                                                  director of the mutual fund finance department
Paul H. Schubert*; 37             Vice President and              of Mitchell  Hutchins.  Mr. Schubert is a vice
                                       Treasurer                  president   and  treasurer  of  32  investment
                                                                  companies   for   which   Mitchell   Hutchins,
                                                                  PaineWebber or one of their affiliates  serves
                                                                  as investment adviser.


-------------
* The business address of this person is 1285 Avenue of the Americas, New York, New York 10019.

+ Mrs. Schonfeld and Ms. O'Donnell are "interested persons" of the Trust as defined in the Investment Company Act by virtue of their positions with Mitchell Hutchins.


        The Trust pays trustees who are not "interested persons" of the Trust $1,000 annually for each series and $150 per series for each board meeting and each separate meeting of a board committee. The Trust presently has one series and thus pays each such trustee $1,000 annually, plus any additional annual amounts due for board or committee meetings. All trustees are reimbursed for any expenses incurred in attending meetings. Because Mitchell Hutchins and PaineWebber perform substantially all of the services necessary for the operation of the Trust and the funds, the Trust requires no employees. No officer, director or employee of Mitchell Hutchins or PaineWebber presently receives any compensation from the Trust for acting as a trustee or officer.
Trustees and officers own in the aggregate less than 1% of the outstanding shares of each class of shares of each fund.


        The table below includes certain information relating to the compensation of the current trustees who currently hold office with the Trust and the compensation of those trustees from all PaineWebber funds during the 1999 calendar year.

                                       COMPENSATION TABLE+


                                       ESTIMATED ANNUAL
                                          AGGREGATE        TOTAL COMPENSATION
                                         COMPENSATION      FROM THE TRUST AND
             NAME OF PERSON, POSITION   FROM THE TRUST*    THE FUND COMPLEX**
             ------------------------   ---------------    ------------------






--------------------
+ Only independent trustees are compensated by the PaineWebber funds and identified above; trustees who are "interested persons," as defined by the Investment Company Act, do not receive compensation from the PaineWebber funds.

* Represents estimated aggregate annual compensation to be paid by the Trust to each trustee indicated.

** Represents total compensation paid during the calendar year ended December 31, 1999, to each trustee by ---------------- investment companies for which Mitchell Hutchins, PaineWebber or one of their affiliates served as investment adviser. No fund within the PaineWebber fund complex has a bonus, pension, profit sharing or retirement plan.

            PRINCIPAL HOLDERS AND MANAGEMENT OWNERSHIP OF SECURITIES


        As of February , 2000, Mitchell Hutchins owned 100% of all outstanding shares of each fund and thus may be deemed a controlling shareholder of each fund until additional investors purchase shares. None of the trustees and officers of the Trust beneficially owned any of the outstanding shares of either fund.

        INVESTMENT ADVISORY, ADMINISTRATION AND DISTRIBUTION ARRANGEMENTS

        INVESTMENT ADVISORY ARRANGEMENTS. Mitchell Hutchins acts as the investment adviser and administrator of each fund pursuant to and investment advisory and administration contract ("Advisory Contract") with the Trust. Under the Advisory Contract, Enhanced Equity Index Fund pays Mitchell Hutchins a fee, computed daily and paid monthly, at the annual rate of 0.40% of average daily net assets and Enhanced Nasdaq-100 Fund pays Mitchell Hutchins a fee, computed daily and paid monthly, at the annual rate of 0.75% of average daily net assets.

        The Advisory Contract authorizes Mitchell Hutchins to retain one or more sub-advisers but does not require Mitchell Hutchins to do so. Under separate sub-advisory contracts (each a "Sub-Advisory Contract") DSI International Management, Inc. serves as sub-adviser for each fund. Under each applicable Sub-Advisory Contract, Mitchell Hutchins (not the fund) pays DSI a fee in the annual amount of 0.20% of average daily net assets for Enhanced Equity Income Fund and 0.35% of average daily net assets for Enhanced Nasdaq-100 Fund.

        Under the terms of the Advisory Contract, each fund bears all expenses incurred in its operation that are not specifically assumed by Mitchell Hutchins. General expenses of the Trust not readily identifiable as belonging to a specific series of the Trust are allocated among series by or under the direction of the Trust's board in such manner as the board deems fair and equitable. Expenses borne by each fund include the following: (1) the cost (including brokerage commissions, if any) of securities purchased or sold by the fund and any losses incurred in connection therewith; (2) fees payable to and expenses incurred on behalf of the fund by Mitchell Hutchins; (3) organizational expenses; (4) filing fees and expenses relating to the registration and qualification of a fund's shares under federal and state securities laws and maintenance of such registrations and qualifications; (5) fees and salaries payable to trustees who are not interested persons of the Trust or Mitchell Hutchins; (6) all expenses incurred in connection with the trustees' services, including travel expenses; (7) taxes (including any income or franchise taxes) and governmental fees; (8) costs of any liability, uncollectible items of deposit and other insurance or fidelity bonds; (9) any costs, expenses or losses arising out of a liability of or claim for damages or other relief asserted against the Trust or fund for violation of any law; (10) legal, accounting and auditing expenses, including legal fees of special counsel for the independent trustees; (11) charges of custodians, transfer agents and other agents; (12) costs of preparing share certificates; (13) expenses of setting in type and printing prospectuses and supplements thereto, statements of additional information and supplements thereto, reports and proxy materials for existing shareholders and costs of mailing such materials to existing shareholders; (14) any extraordinary expenses (including fees and disbursements of counsel) incurred by the fund; (15) fees, voluntary assessments and other expenses incurred in connection with membership in investment company organizations; (16) costs of mailing and tabulating proxies and costs of meetings of shareholders, the board and any committees thereof; (17) the cost of investment company literature and other publications provided to trustees and officers; and (18) costs of mailing, stationery and communications equipment.

        Under the Advisory Contract, Mitchell Hutchins will not be liable for any error of judgment or mistake of law or for any loss suffered by a fund in connection with the performance of the Advisory Contract, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of Mitchell Hutchins in the performance of its duties or from reckless disregard of its duties and obligations thereunder. The Advisory Contract terminates automatically for a fund upon its assignment and is terminable at any time without penalty by the board or by vote of the holders of a majority of a fund's outstanding voting securities, on 60 days' written notice to Mitchell Hutchins or by Mitchell Hutchins on 60 days' written notice to the fund.

        Under each Sub-Advisory Contract, DSI will not be liable for any error or judgment or mistake of law or for any loss suffered by the Trust, a fund, its shareholders or Mitchell Hutchins in connection with each Sub-Advisory Contract, except any liability to any of them to which DSI would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under each Sub-Advisory Contract. Each Sub-Advisory Contract terminates automatically upon its assignment or the termination of the Advisory Contract and is terminable at any time without penalty by the board or by vote of the holders of a majority of a fund's outstanding voting securities on 60 days' notice to DSI, or by DSI on 120 days' notice to Mitchell Hutchins. Each Sub-Advisory Contract also may be terminated by Mitchell Hutchins (1) upon material breach by DSI of its representations and warranties, which breach shall not have been cured within a 20 day period after notice of the breach, (2) if DSI becomes unable to discharge its duties and obligations under the Sub-Advisory Contract; or (3) upon 120 days' notice to DSI.

        PaineWebber provides transfer agency related services to each fund pursuant to a delegation of authority from PFPC Inc. and is compensated for those services by PFPC Inc. not the funds.


        NET ASSETS. The following table shows the approximate net assets as of January 31, 2000, sorted by category of investment objective, of the investment companies as to which Mitchell Hutchins serves as adviser or sub-adviser. An investment company may fall into more than one of the categories below.

                                                                   NET ASSETS
                                  INVESTMENT CATEGORY                ($MIL)
                                  -------------------                ------
            Domestic(excluding Money Market)...................
            Global.............................................
            Equity/Balanced....................................
            Fixed Income (excluding Money Market)..............
                    Taxable Fixed Income.......................
                    Tax-Free Fixed Income......................
            Money Market Funds.................................

        PERSONAL TRADING POLICIES. Mitchell Hutchins personnel may invest in securities for their own accounts pursuant to a code of ethics that describes the fiduciary duty owed to shareholders of PaineWebber funds and other Mitchell Hutchins advisory accounts by all Mitchell Hutchins' directors, officers and employees, establishes procedures for personal investing and restricts certain transactions. For example, employee accounts generally must be maintained at PaineWebber, personal trades in most securities require pre-clearance and short-term trading and participation in initial public offerings generally are prohibited. In addition, the code of ethics puts restrictions on the timing of personal investing in relation to trades by PaineWebber funds and other Mitchell Hutchins advisory clients. Personnel of the sub-adviser may also invest in securities for their own accounts pursuant to a comparable code of ethics.


        DISTRIBUTION ARRANGEMENTS. Mitchell Hutchins acts as the distributor of each class of shares of each fund under separate distribution contracts with the Trust ("Distribution Contracts"). Each Distribution Contract requires Mitchell Hutchins to use its best efforts, consistent with its other businesses, to sell shares of the funds. Shares of each fund are offered continuously. Under separate exclusive dealer agreements between Mitchell Hutchins and PaineWebber relating to each class of shares of the funds ("Exclusive Dealer Agreements"), PaineWebber and its correspondent firms sell the funds' shares. Mitchell Hutchins is located at 51 West 52nd Street, New York, New York 10019-6114 and PaineWebber is located at 1285 Avenue of the Americas, New York, New York 10019.

        Under separate plans of distribution pertaining to the Class A, Class B and Class C shares of each fund adopted by the Trust in the manner prescribed under Rule 12b-1 under the Investment Company Act (each, respectively, a "Class A Plan," "Class B Plan" and "Class C Plan," and collectively, "Plans"), each fund pays Mitchell Hutchins a service fee, accrued daily and payable monthly, at the annual rate of 0.25% of the average daily net assets of each class of shares. Under the Class B Plan and the Class C Plan, Enhanced Equity Index Fund pays Mitchell Hutchins a distribution fee, accrued daily and payable monthly, at the annual rate of 0.40% of the average daily net assets of the Class B shares and Class C shares, respectively. Under the Class B Plan and the Class C Plan, Enhanced Nasdaq-100 Fund pays Mitchell Hutchins a distribution fee, accrued daily and payable monthly, at the annual rate of 0.75% of the average daily net assets of the Class B shares and Class C shares, respectively. There is no distribution plan with respect to the funds' Class Y shares, and the funds pay no service or distribution fees with respect to their Class Y shares.


        Mitchell Hutchins uses the service fees under the Plans for Class A, B and C shares primarily to pay PaineWebber for shareholder servicing, currently at the annual rate of 0.25% of the aggregate investment amounts maintained in each fund by PaineWebber clients. PaineWebber then compensates its Financial Advisors for shareholder servicing that they perform and offsets its own expenses in servicing and maintaining shareholder accounts.

        Mitchell Hutchins uses the distribution fees under the Class B and Class C Plans to:


        o Offset the commissions it pays to PaineWebber for selling each fund's Class B and Class C shares, respectively.

        o Offset a fund's marketing costs attributable to such classes, such as preparation, printing and distribution of sales literature, advertising and prospectuses to prospective investors and related overhead expenses, such as employee salaries and bonuses.

        PaineWebber compensates Financial Advisors when Class B and Class C shares are bought by investors, as well as on an ongoing basis. Mitchell Hutchins receives no special compensation from any of the funds or investors at the time Class B or C shares are bought.

        Mitchell Hutchins receives the proceeds of the initial sales charge paid when Class A shares are bought and of the contingent deferred sales charge paid upon sales of shares. These proceeds may be used to cover distribution expenses.

        The Plans and the related Distribution Contracts for Class A, Class B and Class C shares specify that each fund must pay service and distribution fees to Mitchell Hutchins for its activities, not as reimbursement for specific expenses incurred. Therefore, even if Mitchell Hutchins' expenses exceed the service or distribution fees it receives, the funds will not be obligated to pay more than those fees. On the other hand, if Mitchell Hutchins' expenses are less than such fees, it will retain its full fees and realize a profit. Expenses in excess of service and distribution fees received or accrued through the termination date of any Plan will be Mitchell Hutchins' sole responsibility and not that of the funds. Annually, the board of each fund reviews the Plans and Mitchell Hutchins' corresponding expenses for each class separately from the Plans and expenses of the other classes.

        Among other things, each Plan provides that (1) Mitchell Hutchins will submit to the board at least quarterly, and the trustees will review, reports regarding all amounts expended under the Plan and the purposes for which such expenditures were made, (2) the Plan will continue in effect only so long as it is approved at least annually, and any material amendment thereto is approved, by the board, including those trustees who are not "interested persons" of the funds and who have no direct or indirect financial interest in the operation of the Plan or any agreement related to the Plan, acting in person at a meeting called for that purpose, (3) payments by a fund under the Plan shall not be materially increased without the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of a fund and (4) while the Plan remains in effect, the selection and nomination of trustees who are not "interested persons" of the Trust shall be committed to the discretion of the trustees who are not "interested persons" of the Trust.

        In reporting amounts expended under the Plans to the trustees, Mitchell Hutchins allocates expenses attributable to the sale of each class of a fund's shares to such class based on the ratio of sales of shares of such class to the sales of all three classes of shares. The fees paid by one class of a fund's shares will not be used to subsidize the sale of any other class of fund shares.

        In approving each fund's overall Flexible PricingSM system of distribution, the board considered several factors, including that implementation of Flexible Pricing would (1) enable investors to choose the purchasing option best suited to their individual situation, thereby encouraging current shareholders to make additional investments in the fund and attracting new investors and assets to the fund to the benefit of the fund and its shareholders, (2) facilitate distribution of the fund's shares and (3) maintain the competitive position of the fund in relation to other funds that have implemented or are seeking to implement similar distribution arrangements.

        In approving the Class A Plan for each fund, the board considered all the features of the distribution system, including (1) the conditions under which initial sales charges would be imposed and the amount of such charges, (2) Mitchell Hutchins' belief that the initial sales charge combined with a service fee would be attractive to PaineWebber Financial Advisors and correspondent firms, resulting in greater growth of the fund than might otherwise be the case,
(3) the advantages to the shareholders of economies of scale resulting from growth in the fund's assets and potential continued growth, (4) the services provided to the fund and its shareholders by Mitchell Hutchins, (5) the services provided by PaineWebber pursuant to its Exclusive Dealer Agreement with Mitchell Hutchins and (6) Mitchell Hutchins' shareholder service-related expenses and costs.

        In approving the Class B Plan for each fund, the board considered all the features of the distribution system, including (1) the conditions under which contingent deferred sales charges would be imposed and the amount of such charges, (2) the advantage to investors in having no initial sales charges deducted from fund purchase payments and instead having the entire amount of their purchase payments immediately invested in fund shares, (3) Mitchell Hutchins' belief that the ability of PaineWebber Financial Advisors and correspondent firms to receive sales commissions when Class B shares are sold and continuing service fees thereafter while their customers invest their entire purchase payments immediately in Class B shares would prove attractive to the Financial Advisors and correspondent firms, resulting in greater growth of the fund than might otherwise be the case, (4) the advantages to the shareholders of economies of scale resulting from growth in the fund's assets and potential continued growth, (5) the services provided to the fund and its shareholders by Mitchell Hutchins, (6) the services provided by PaineWebber pursuant to its Exclusive Dealer Agreement with Mitchell Hutchins and (7) Mitchell Hutchins' shareholder service- and distribution-related expenses and costs. The trustees also recognized that Mitchell Hutchins' willingness to compensate PaineWebber and its Financial Advisors, without the concomitant receipt by Mitchell Hutchins of initial sales charges, was conditioned upon its expectation of being compensated under the Class B Plan.

        In approving the Class C Plan for each fund, the board considered all the features of the distribution system, including (1) the conditions under which initial sales charges would be imposed and the amount of such charges, (2) Mitchell Hutchins' belief that the initial sales charge combined with service and ongoing distribution fees would be attractive to PaineWebber Financial Advisors and correspondent firms, resulting in greater growth of the fund than might otherwise be the case, (3) the advantage to investors in being free from contingent deferred sales charges upon redemption for shares held more than one year, (4) the advantages to the shareholders of economies of scale resulting from growth in the fund's assets and potential continued growth, (5) the services provided to the fund and its shareholders by Mitchell Hutchins, (6) the services provided by PaineWebber pursuant to its Exclusive Dealer Agreement with Mitchell Hutchins and (7) Mitchell Hutchins' shareholder service- and distribution-related expenses and costs. The trustees also recognized that Mitchell Hutchins' willingness to compensate PaineWebber and its Financial Advisors for distribution services on an ongoing basis, following the year in which it receives the initial sales charge and would receive a contingent deferred sales charges upon redemption, was conditioned upon its expectation of being compensated under the Class C Plan.

        With respect to each Plan, the board considered for each fund all compensation that Mitchell Hutchins would receive under the Plan and the Distribution Contract, including service fees and, as applicable, initial sales charges, distribution fees and contingent deferred sales charges. The board also considered the benefits that would accrue to Mitchell Hutchins under each Plan in that Mitchell Hutchins would receive service, distribution and advisory fees that are calculated based upon a percentage of the average net assets of each fund, which fees would increase if the Plan were successful and the fund attained and maintained significant asset levels.

                             PORTFOLIO TRANSACTIONS

        Subject to policies established by the board, the sub-adviser is responsible for the execution of each fund's portfolio transactions and the allocation of brokerage transactions. In executing portfolio transactions, the sub-adviser seeks to obtain the best net results for a fund, taking into account such factors as the price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm involved. While the sub-adviser generally seeks reasonably competitive commission rates, payment of the lowest commission is not necessarily consistent with obtaining the best net results. Prices paid to dealers in principal transactions generally include a "spread," which is the difference between the prices at which the dealer is willing to purchase and sell a specific security at the time. The funds may invest in securities traded in the over-the-counter market and will engage primarily in transactions directly with the dealers who make markets in such securities, unless a better price or execution could be obtained by using a broker.

        The funds have no obligation to deal with any broker or group of brokers in the execution of portfolio transactions. The funds contemplate that, consistent with the policy of obtaining the best net results, brokerage transactions may be conducted through Mitchell Hutchins or its affiliates, including PaineWebber. Each board has adopted procedures in conformity with Rule 17e-1 under the Investment Company Act to ensure that all brokerage commissions paid to PaineWebber are reasonable and fair. Specific provisions in the Advisory Contracts authorize Mitchell Hutchins and any of its affiliates that is a member of a national securities exchange to effect portfolio transactions for the funds on such exchange and to retain compensation in connection with such transactions. Any such transactions will be effected and related compensation paid only in accordance with applicable SEC regulations.

        Transactions in futures contracts are executed through futures commission merchants ("FCMs"), who receive brokerage commissions for their services. The funds' procedures in selecting FCMs to execute its transactions in futures contracts, including procedures permitting the use of Mitchell Hutchins and its affiliates, are similar to those in effect with respect to brokerage transactions in securities.

        In selecting brokers, the sub-adviser will consider the full range and quality of a broker's services. Consistent with the interests of the funds and subject to the review of each board, the sub-adviser may cause a fund to purchase and sell portfolio securities through brokers who provide the sub-adviser with brokerage or research services. The funds may pay those brokers a higher commission than may be charged by other brokers, provided that the sub-adviser determines in good faith that the commission is reasonable in terms either of that particular transaction or of the overall responsibility of the sub-adviser to that fund and its other clients.


        Research services obtained from brokers may include written reports, pricing and appraisal services, analysis of issues raised in proxy statements, educational seminars, subscriptions, portfolio attribution and monitoring services, and computer hardware, software and access charges which are directly related to investment research. Research services may be received in the form of written reports, online services, telephone contacts and personal meetings with securities analysts, economists, corporate and industry spokespersons and government representatives.

        For purchases or sales with broker-dealer firms that act as principal, the sub-adviser seeks best execution. Although the sub-adviser may receive certain research or execution services in connection with these transactions, it will not purchase securities at a higher price or sell securities at a lower price than would otherwise be paid if no weight was attributed to the services provided by the executing dealer. The sub-adviser may engage in agency transactions in over-the-counter equity and debt securities in return for research and execution services. These transactions are entered into only pursuant to procedures that are designed to ensure that the transaction (including commissions) is at least as favorable as it would have been if effected directly with a market-maker that did not provide research or execution services.


        Research services and information received from brokers or dealers are supplemental to the sub-adviser's own research efforts and, when utilized, are subject to internal analysis before being incorporated into its investment processes. Information and research services furnished by brokers or dealers through which or with which the funds effect securities transactions may be used by the sub-adviser in advising other funds or accounts and, conversely, research services furnished to the sub-adviser by brokers or dealers in connection with other funds or accounts that it advises may be used in advising the funds.

        Investment decisions for a fund and for other investment accounts managed by the sub-adviser are made independently of each other in light of differing considerations for the various accounts. However, the same investment decision may occasionally be made for a fund and one or more accounts. In those cases, simultaneous transactions are inevitable. Purchases or sales are then averaged as to price and allocated between that fund and the other account(s) as to amount according to a formula deemed equitable to the fund and the other account(s). While in some cases this practice could have a detrimental effect upon the price or value of the security as far as a fund is concerned, or upon its ability to complete its entire order, in other cases it is believed that simultaneous transactions and the ability to participate in volume transactions will benefit the funds.

        The funds will not purchase securities that are offered in underwritings in which PaineWebber is a member of the underwriting or selling group, except pursuant to procedures adopted by each board pursuant to Rule 10f-3 under the Investment Company Act. Among other things, these procedures require that the spread or commission paid in connection with such a purchase be reasonable and fair, the purchase be at not more than the public offering price prior to the end of the first business day after the date of the public offering and that PaineWebber or any affiliate thereof not participate in or benefit from the sale to the funds.

        PORTFOLIO TURNOVER. Each fund's annual portfolio turnover rate may vary greatly from year to year but will not be a limiting factor in the funds' operations. The portfolio turnover rate is calculated by dividing the lesser of a fund's annual sales or purchases of portfolio securities (exclusive of purchases or sales of securities whose maturities at the time of acquisition were one year or less) by the monthly average value of securities in the portfolio during the year.

            REDUCED SALES CHARGES, ADDITIONAL EXCHANGE AND REDEMPTION
                         INFORMATION AND OTHER SERVICES

        WAIVERS OF SALES CHARGES/CONTINGENT DEFERRED SALES CHARGES -- CLASS A SHARES. The following additional sales charge waivers are available for Class A shares if you:

        o Purchase shares through a variable annuity offered only to qualified plans. For investments made pursuant to this waiver, Mitchell Hutchins may make payments out of its own resources to PaineWebber and to the variable annuity's sponsor, adviser or distributor in a total amount not to exceed l% of the amount invested;

        o Acquire shares through an investment program that is not sponsored by PaineWebber or its affiliates and that charges participants a fee for program services, provided that the program sponsor has entered into a written agreement with PaineWebber permitting the sale of shares at net asset value to that program. For investments made pursuant to this waiver, Mitchell Hutchins may make a payment to PaineWebber out of its own resources in an amount not to exceed 1% of the amount invested. For subsequent investments or exchanges made to implement a rebalancing feature of such an investment program, the minimum subsequent investment requirement is also waived;

        o Acquire shares in connection with a reorganization pursuant to which a fund acquires substantially all of the assets and liabilities of another fund in exchange solely for shares of the acquiring fund; or

        o Acquire shares in connection with the disposition of proceeds from the sale of shares of Managed High Yield Plus Fund Inc. that were acquired during that fund's initial public offering of shares and that meet certain other conditions described in its prospectus.

        In addition, reduced sales charges on Class A shares are available through the combined purchase plan or through rights of accumulation described below. Class A share purchases of $1 million or more are not subject to an initial sales charge; however, if a shareholder sells these shares within one year after purchase, a contingent deferred sales charge (of 1% of the offering price or the net asset value of the shares at the time of sale) by the shareholder, whichever is less, is imposed. This contingent deferred sales charge is waived if you are eligible to invest in certain offshore investment pools offered by PaineWebber, your shares are sold before March 31, 2000 and the proceeds are used to purchase interests in one or more of these pools (see below).


        COMBINED PURCHASE PRIVILEGE -- CLASS A SHARES. Investors and eligible groups of related fund investors may combine purchases of Class A shares of the funds with concurrent purchases of Class A shares of any other PaineWebber mutual fund and thus take advantage of the reduced sales charges indicated in the tables of sales charges for Class A shares in the Prospectus. The sales charge payable on the purchase of Class A shares of the funds and Class A shares of such other funds will be at the rates applicable to the total amount of the combined concurrent purchases.


        An "eligible group of related fund investors" can consist of any combination of the following:

        (a)  an individual, that individual's spouse, parents and children;

        (b)  an individual and his or her individual retirement account ("IRA");

        (c) an individual (or eligible group of individuals) and any company controlled by the individual(s) (a person, entity or group that holds 25% or more of the outstanding voting securities of a corporation will be deemed to control the corporation, and a partnership will be deemed to be controlled by each of its general partners);

        (d) an individual (or eligible group of individuals) and one or more employee benefit plans of a company controlled by the individual(s);

        (e) an individual (or eligible group of individuals) and a trust created by the individual(s), the beneficiaries of which are the individual and/or the individual's spouse, parents or children;

        (f) an individual and a Uniform Gifts to Minors Act/Uniform Transfers to Minors Act account created by the individual or the individual's spouse;

        (g)  an  employer  (or  group  of  related  employers)  and  one or more qualified retirement plans of such employer or employers (an employer controlling, controlled by or under common control with another employer is deemed related to that other employer); or

        (h) individual accounts related together under one registered investment adviser having full discretion and control over the accounts. The registered investment adviser must communicate at least quarterly through a newsletter or investment update establishing a relationship with all of the accounts.


        RIGHTS OF ACCUMULATION -- CLASS A SHARES. Reduced sales charges are available through a right of accumulation, under which investors and eligible groups of related fund investors (as defined above) are permitted to purchase Class A shares of the funds among related accounts at the offering price applicable to the total of (1) the dollar amount then being purchased plus (2) an amount equal to the then-current net asset value of the purchaser's combined holdings of Class A fund shares and Class A shares of any other PaineWebber mutual fund. The purchaser must provide sufficient information to permit confirmation of his or her holdings, and the acceptance of the purchase order is subject to such confirmation. The right of accumulation may be amended or terminated at any time.

        REINSTATEMENT PRIVILEGE -- CLASS A SHARES. Shareholders who have redeemed Class A shares of a fund may reinstate their account without a sales charge by notifying the transfer agent of such desire and forwarding a check for the amount to be purchased within 365 days after the date of redemption. The reinstatement will be made at the net asset value per share next computed after the notice of reinstatement and check are received. The amount of a purchase under this reinstatement privilege cannot exceed the amount of the redemption
proceeds.   Gain  on  a  redemption   is  taxable   regardless  of  whether  the
reinstatement privilege is exercised, although a loss arising out of a redemption might not be deductible under certain circumstances.
See "Taxes" below.


        WAIVERS OF CONTINGENT DEFERRED SALES CHARGES -- CLASS B SHARES. The maximum 5% contingent deferred sales charge applies to sales of shares during the first year after purchase. The charge generally declines by 1% annually, reaching zero after six years. Among other circumstances, the contingent deferred sales charge on Class B shares is waived where a total or partial redemption is made within one year following the death of the shareholder. The contingent deferred sales charge waiver is available where the decedent is either the sole shareholder or owns the shares with his or her spouse as a joint tenant with right of survivorship. This waiver applies only to redemption of shares held at the time of death.


        NON-RESIDENT ALIENS WAIVER OF CONTINGENT DEFERRED SALES CHARGE. Until March 31, 2000, investors who are non-resident aliens will be able to sell their fund shares without incurring a contingent deferred sales charge, if they use the sales proceeds to immediately purchase shares of certain offshore investment pools available through PaineWebber. A fund will waive the contingent deferred sales charge that would otherwise apply to a sale of Class A, Class B or Class C shares of the fund. Fund shareholders who want to take advantage of this waiver should review the offering documents of the offshore investment pools for further information, including investment minimums, and fees and expenses. Shares of the offshore investment pools are available only in those jurisdictions where the sale is authorized and are not available to any U.S. person, including, but not limited to, any citizen or resident of the United States, and U.S. partnership or U.S. trust, and are not available to residents of certain other countries. For more information on how to take advantage of the deferred sales charge waiver, investors should contact their PaineWebber Financial Advisors.


        PURCHASES OF CLASS Y SHARES THROUGH THE PACESM MULTI ADVISOR PROGRAM. An investor who participates in the PACE Multi Advisor Program is eligible to purchase Class Y shares. The PACE Multi Advisor Program is an advisory program sponsored by PaineWebber that provides comprehensive investment services, including investor profiling, a personalized asset allocation strategy using an appropriate combination of funds, and a quarterly investment performance review. Participation in the PACE Multi Advisor Program is subject to payment of an advisory fee at the effective maximum annual rate of 1.5% of assets. Employees of PaineWebber and its affiliates are entitled to a waiver of this fee. Please contact your PaineWebber Financial Advisor or PaineWebber's correspondent firms for more information concerning mutual funds that are available through the PACE Multi Advisor Program.

        PURCHASES  OF  CLASS  A  SHARES  THROUGH  THE  PAINEWEBBER  INSIGHTONESM
PROGRAM. Investors who purchase shares through the PaineWebber InsightOneSM Program are eligible to purchase Class A shares without a sales load. The PaineWebber InsightOneSM Program offers a nondiscretionary brokerage account to PaineWebber clients for an asset-based fee at an annual rate of up to 1.50% of the assets in the account. Account holders may purchase or sell certain investment products without paying commissions on other markups/markdowns.


        ADDITIONAL EXCHANGE AND REDEMPTION INFORMATION. As discussed in the Prospectus, eligible shares of the funds may be exchanged for shares of the corresponding class of most other PaineWebber mutual funds. Class Y shares are not eligible for exchange. Shareholders will receive at least 60 days' notice of any termination or material modification of the exchange offer, except no notice need be given if, under extraordinary circumstances, either redemptions are suspended under the circumstances described below or the fund temporarily delays or ceases the sales of its shares because it is unable to invest amounts effectively in accordance with a fund's investment objective, policies and restrictions.

        If conditions exist that make cash payments undesirable, each fund reserves the right to honor any request for redemption by making payment in whole or in part in securities chosen by the fund and valued in the same way as they would be valued for purposes of computing a fund's net asset value. Any such redemption in kind will be made with readily marketable securities, to the extent available. If payment is made in securities, a shareholder may incur brokerage expenses in converting these securities into cash. Each fund has elected, however, to be governed by Rule 18f-1 under the Investment Company Act, under which it is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of its net asset value during any 90-day period for one shareholder. This election is irrevocable unless the SEC permits its withdrawal.

        The funds may suspend redemption privileges or postpone the date of payment during any period (1) when the New York Stock Exchange ("NYSE") is closed or trading on the NYSE is restricted as determined by the SEC, (2) when an emergency exists, as defined by the SEC, that makes it not reasonably practicable for a fund to dispose of securities owned by it or fairly to determine the value of its assets or (3) as the SEC may otherwise permit. The redemption price may be more or less than the shareholder's cost, depending on the market value of a fund's portfolio at the time.

        SERVICE ORGANIZATIONS. A fund may authorize service organizations, and their agents, to accept on its behalf purchase and redemption orders that are in "good form" as that term is defined in accordance with the policies of those service organizations. A fund will be deemed to have received these purchase and redemption orders when a service organization or its agent accepts them. Like all customer orders, these orders will be priced based on a fund's net asset value next computed after receipt of the order by the service organizations or their agents. Service organizations may include retirement plan service providers who aggregate purchase and redemption instructions received from numerous retirement plans or plan participants.

        AUTOMATIC INVESTMENT PLAN. PaineWebber offers an automatic investment plan with a minimum initial investment of $1,000 through which a fund will deduct $50 or more on a monthly, quarterly, semi-annual or annual basis from the investor's bank account to invest directly in the fund. Participation in the automatic investment plan enables an investor to use the technique of "dollar cost averaging." When an investor invests the same dollar amount each month under the plan, the investor will purchase more shares when a fund's net asset value per share is low and fewer shares when the net asset value per share is high. Using this technique, an investor's average purchase price per share over any given period will be lower than if the investor purchased a fixed number of shares on a monthly basis during the period. Of course, investing through the automatic investment plan does not assure a profit or protect against loss in declining markets. Additionally, because the automatic investment plan involves continuous investing regardless of price levels, an investor should consider his or her financial ability to continue purchases through periods of both low and high price levels.


        SYSTEMATIC WITHDRAWAL PLAN. The systematic withdrawal plan allows investors to set up monthly, quarterly (March, June, September and December), semi-annual (June and December) or annual (December) withdrawals from their PaineWebber Mutual fund accounts. Minimum balances and withdrawals vary according to the class of shares:

        o Class A and Class C shares. Minimum value of fund shares is $5,000; minimum withdrawals of $100.

        o Class B shares. Minimum value of fund shares is $10,000; minimum monthly, quarterly, and semi-annual and annual withdrawals of $100, $200, $300 and $400, respectively.

        Withdrawals under the systematic withdrawal plan will not be subject to a contingent deferred sales charge if the investor withdraws no more than 12% of the value of the fund account when the investor signed up for the Plan (for Class B shares, annually; for Class A and Class C shares, during the first year under the Plan). Shareholders who elect to receive dividends or other distributions in cash may not participate in this plan.


        An investor's participation in the systematic withdrawal plan will terminate automatically if the "Initial Account Balance" (a term that means the value of the fund account at the time the investor elects to participate in the systematic withdrawal plan), less aggregate redemptions made other than pursuant to the systematic withdrawal plan, is less than the minimum values specified above. Purchases of additional shares of a fund concurrent with withdrawals are ordinarily disadvantageous to shareholders because of tax liabilities and, for Class A and Class C shares, initial sales charges. On or about the 20th of a month for monthly, quarterly, semi-annual and annual plans, PaineWebber will arrange for redemption by the funds of sufficient fund shares to provide the withdrawal payments specified by participants in a fund's systematic withdrawal plan. The payments generally are mailed approximately five Business Days (defined under "Valuation of Shares") after the redemption date. Withdrawal payments should not be considered dividends, but redemption proceeds. If periodic withdrawals continually exceed reinvested dividends and other distributions, a shareholder's investment may be correspondingly reduced. A shareholder may change the amount of the systematic withdrawal or terminate participation in the systematic withdrawal plan at any time without charge or penalty by written instructions with signatures guaranteed to PaineWebber or PFPC Inc. Instructions to participate in the plan, change the withdrawal amount or terminate participation in the plan will not be effective until five days after written instructions with signatures guaranteed are received by PFPC. Shareholders may request the forms needed to establish a systematic withdrawal plan from their PaineWebber Financial Advisors, correspondent firms or PFPC at 1-800-647-1568.


        INDIVIDUAL RETIREMENT ACCOUNTS. Self-directed IRAs are available through PaineWebber in which purchases of PaineWebber mutual funds and other investments may be made. Investors considering establishing an IRA should review applicable tax laws and should consult their tax advisers.


        TRANSFER OF ACCOUNTS. If investors holding shares of a fund in a PaineWebber brokerage account transfer their brokerage accounts to another firm, the fund shares will be moved to an account with PFPC. However, if the other firm has entered into a selected dealer agreement with Mitchell Hutchins relating to the fund, the shareholder may be able to hold fund shares in an account with the other firm.


PAINEWEBBER RMA RESOURCE ACCUMULATION PLANSM;
PAINEWEBBER RESOURCE MANAGEMENT ACCOUNT(R) (RMA)(R)

        Shares of PaineWebber mutual funds (each a "PW Fund" and, collectively, the "PW Funds") are available for purchase through the RMA Resource Accumulation Plan ("Plan") by customers of PaineWebber and its correspondent firms who maintain Resource Management Accounts ("RMA accountholders"). The Plan allows an RMA accountholder to continually invest in one or more of the PW Funds at regular intervals, with payment for shares purchased automatically deducted from the client's RMA account. The client may elect to invest at monthly or quarterly intervals and may elect either to invest a fixed dollar amount (minimum $100 per period) or to purchase a fixed number of shares. A client can elect to have Plan purchases executed on the first or fifteenth day of the month. Settlement occurs three Business Days (defined under "Valuation of Shares") after the trade date, and the purchase price of the shares is withdrawn from the investor's RMA account on the settlement date from the following sources and in the following order: uninvested cash balances, balances in RMA money market funds, or margin borrowing power, if applicable to the account.

        To participate in the Plan, an investor must be an RMA accountholder, must have made an initial purchase of the shares of each PW Fund selected for investment under the Plan (meeting applicable minimum investment requirements) and must complete and submit the RMA Resource Accumulation Plan Client Agreement and Instruction Form available from PaineWebber. The investor must have received a current prospectus for each PW Fund selected prior to enrolling in the Plan. Information about mutual fund positions and outstanding instructions under the Plan are noted on the RMA accountholder's account statement. Instructions under the Plan may be changed at any time, but may take up to two weeks to become effective.

        The terms of the Plan, or an RMA accountholder's participation in the Plan, may be modified or terminated at any time. It is anticipated that, in the future, shares of other PW Funds and/or mutual funds other than the PW Funds may be offered through the Plan.

        PERIODIC INVESTING AND DOLLAR COST AVERAGING. Periodic investing in the PW Funds or other mutual funds, whether through the Plan or otherwise, helps investors establish and maintain a disciplined approach to accumulating assets over time, de-emphasizing the importance of timing the market's highs and lows. Periodic investing also permits an investor to take advantage of "dollar cost averaging." By investing a fixed amount in mutual fund shares at established intervals, an investor purchases more shares when the price is lower and fewer shares when the price is higher, thereby increasing his or her earning potential. Of course, dollar cost averaging does not guarantee a profit or protect against a loss in a declining market, and an investor should consider his or her financial ability to continue investing through periods of both low and high share prices. However, over time, dollar cost averaging generally results in a lower average original investment cost than if an investor invested a larger dollar amount in a mutual fund at one time.

        PAINEWEBBER'S RESOURCE MANAGEMENT ACCOUNT. In order to enroll in the Plan, an investor must have opened an RMA account with PaineWebber or one of its correspondent firms. The RMA account is PaineWebber's comprehensive asset management account and offers investors a number of features, including the following:

        o monthly Premier account statements that itemize all account activity, including investment transactions, checking activity and Gold MasterCard(Registered) transactions during the period, and provide unrealized and realized gain and loss estimates for most securities held in the account;

        o      comprehensive    year-end   summary   statements   that   provide
               information on account activity for use in tax planning and tax return preparation;

        o automatic "sweep" of uninvested cash into the RMA accountholder's choice of one of the six RMA money market funds - RMA Money Market Portfolio, RMA U.S. Government Portfolio, RMA Tax-Free Fund, RMA California Municipal Money Fund, RMA New Jersey Municipal Money Fund and RMA New York Municipal Money Fund. AN INVESTMENT IN A MONEY MARKET FUND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH A MONEY MARKET FUND SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN A MONEY MARKET FUND;

        o check writing, with no per-check usage charge, no minimum amount on checks and no maximum number of checks that can be written. RMA accountholders can code their checks to classify expenditures. All canceled checks are returned each month;

        o Gold MasterCard, with or without a line of credit, which provides RMA accountholders with direct access to their accounts and can be used with automatic teller machines worldwide. Purchases on the Gold MasterCard are debited to the RMA account once monthly, permitting accountholders to remain invested for a longer period of time;

        o 24-hour access to account information through toll-free numbers, and more detailed personal assistance during business hours from the RMA Service Center;

        o unlimited electronic funds transfers and bill payment service for an additional fee;

        o expanded account protection for the net equity securities balance in the event of the liquidation of PaineWebber. This protection does not apply to shares of funds that are held at PFPC and not through PaineWebber; and

        o automatic direct deposit of checks into your RMA account and automatic withdrawals from the account.

        The annual account fee for an RMA account is $85, which includes the Gold MasterCard, with an additional fee of $40 if the investor selects an optional line of credit with the Gold MasterCard.

                          CONVERSION OF CLASS B SHARES


        Class B shares of a fund will automatically convert to Class A shares of that fund, based on the relative net asset values per share of each class, as of the close of business on the first Business Day (as defined under "Valuation of Shares") of the month in which the sixth anniversary of the initial issuance of Class B shares occurs. For the purpose of calculating the holding period required for conversion of Class B shares, the date of initial issuance means
(i) the date on which such Class B shares were issued or (ii) for Class B shares obtained through an exchange, or a series of exchanges, the date on which the original Class B shares were issued. For purposes of conversion to Class A shares, Class B shares purchased through the reinvestment of dividends and other distributions paid in respect of Class B shares will be held in a separate sub-account. Each time any Class B shares in the shareholder's regular account (other than those in the sub-account) convert to Class A shares, a pro rata portion of the Class B shares in the sub-account will also convert to Class A shares. The portion will be determined by the ratio that the shareholder's Class B shares converting to Class A shares bears to the shareholder's total Class B shares not acquired through dividends and other distributions.


        The conversion feature is subject to the continuing availability of an opinion of counsel to the effect that the dividends and other distributions paid on Class A and Class B shares will not result in "preferential dividends" under the Internal Revenue Code and that the conversion of shares does not constitute a taxable event. If the conversion feature ceased to be available, the Class B shares would not be converted and would continue to be subject to the higher ongoing expenses of the Class B shares beyond six years from the date of purchase. Mitchell Hutchins has no reason to believe that this condition will not continue to be met.

                               VALUATION OF SHARES


        Each fund determines its net asset value per share separately for each class of shares, normally as of the close of regular trading (usually 4:00 p.m., Eastern time) on the NYSE on each Business Day, which is defined as each Monday through Friday when the NYSE is open. Prices will be calculated earlier when the NYSE closes early because trading has been halted for the day. Currently the NYSE is closed on the observance of the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.


        Securities that are listed on exchanges normally are valued at the last sale price on the day the securities are valued or, lacking any sales on such day, at the last available bid price. In cases where securities are traded on more than one exchange, the securities are generally valued on the exchange considered by Mitchell Hutchins as the primary market. Securities traded in the over-the-counter market and listed on The Nasdaq Stock Market ("Nasdaq") normally are valued at the last available sale price on Nasdaq prior to valuation; other over-the-counter securities are valued at the last bid price available prior to valuation. Where market quotations are readily available, portfolio securities are valued based upon market quotations, provided those quotations adequately reflect, in the judgment of the sub-adviser, the fair value of the security. Where those market quotations are not readily available, securities are valued based upon appraisals received from a pricing service using a computerized matrix system or based upon appraisals derived from information concerning the security or similar securities received from recognized dealers in those securities. All other securities and other assets are valued at fair value as determined in good faith by or under the direction of the board. It should be recognized that judgment often plays a greater role in valuing thinly traded securities, including many lower rated bonds, than is the case with respect to securities for which a broader range of dealer quotations and last-sale information is available. The amortized cost method of valuation generally is used to value debt obligations with 60 days or less remaining until maturity, unless the board determines that this does not represent fair value.

                             PERFORMANCE INFORMATION


        The funds' performance data quoted in advertising and other promotional materials ("Performance Advertisements") represent past performance and are not intended to indicate future performance. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

        TOTAL  RETURN   CALCULATIONS.   Average   annual  total  return   quotes
("Standardized Return") used in the funds' Performance Advertisements are calculated according to the following formula:


      P(1 + T)n   = ERV
      where:    P = a hypothetical  initial payment of $1,000 to purchase shares of a  specified  class
                T = average annual total return of shares of that class n = number of years
              ERV = ending redeemable value of a hypothetical  $1,000 payment at the beginning of that period.

        Under the foregoing formula, the time periods used in Performance Advertisements will be based on rolling calendar quarters, updated to the last day of the most recent quarter prior to submission of the advertisement for publication. Total return, or "T" in the formula above, is computed by finding the average annual change in the value of an initial $1,000 investment over the period. In calculating the ending redeemable value, for Class A shares, the maximum 4.5% sales charge is deducted from the initial $1,000 payment, for Class B shares, the applicable contingent deferred sales charge imposed on a redemption of Class B shares held for the period is deducted and, for Class C shares, the maximum 1% sales charge is deducted from the initial $1,000 payment and the applicable contingent deferred sales charge is imposed on a redemption of Class C shares held for a one year period or less. All dividends and other distributions are assumed to have been reinvested at net asset value.


        The funds also may refer in Performance Advertisements to total return performance data that are not calculated according to the formula set forth above ("Non-Standardized Return"). The funds calculate Non-Standardized Return for specified periods of time by assuming an investment of $1,000 in fund shares and assuming the reinvestment of all dividends and other distributions. The rate of return is determined by subtracting the initial value of the investment from the ending value and by dividing the remainder by the initial value. Neither initial nor contingent deferred sales charges are taken into account in calculating Non-Standardized Return; the inclusion of those charges would reduce the return.


        Both Standardized Return and Non-Standardized Return for Class B shares for periods of over six years reflect conversion of the Class B shares to Class A shares at the end of the sixth year.


        OTHER INFORMATION. In Performance Advertisements, the funds may compare their Standardized Return and/or its Non-Standardized Return with data published by Lipper Inc. ("Lipper"), CDA Investment Technologies, Inc. ("CDA"), Wiesenberger Investment Companies Service ("Wiesenberger"), Investment Company Data, Inc. ("ICD") or Morningstar Mutual funds ("Morningstar"), or with the performance of recognized stock, bond and other indices, including the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), the Standard & Poor's 600

Small-Cap Index, the Standard & Poor's 400 Mid-Cap Index, the Dow Jones Industrial Average ("DJIA"), the Nasdaq Composite Index, the Nasdaq-100 Index, the Russell 2000 Index, the Russell 1000 Index (including Value and Growth sub-indexes), the Wilshire 5000 Index, the Lehman Bond Index, 30-year and 10-year U.S. Treasury bonds, the Morgan Stanley Capital International World Index and changes in the Consumer Price Index as published by the U.S. Department of Commerce. The funds also may refer in such materials to mutual fund performance rankings and other data, such as comparative asset, expense and fee levels, published by Lipper, CDA, Wiesenberger, ICD or Morningstar. Performance Advertisements also may refer to discussions of the funds and comparative mutual fund data and ratings reported in independent periodicals, including THE WALL STREET JOURNAL, MONEY Magazine, FORBES, BUSINESS WEEK, FINANCIAL WORLD, BARRON'S, FORTUNE, THE NEW YORK TIMES, THE CHICAGO TRIBUNE, THE WASHINGTON POST and THE KIPLINGER LETTERS. Comparisons in Performance Advertisements may be in graphic form.

        The funds may include discussions or illustrations of the effects of compounding in Performance Advertisements. "Compounding" refers to the fact that, if dividends or other distributions on the fund investment are reinvested in additional fund shares, any future income or capital appreciation of the fund would increase the value, not only of the original fund investment, but also of the additional fund shares received through reinvestment. As a result, the value of the fund investment would increase more quickly than if dividends or other distributions had been paid in cash.

        The funds may also compare their performance with the performance of bank certificates of deposit (CDs) as measured by the CDA Certificate of Deposit Index, the Bank Rate Monitor National Index and the averages of yields of CDs of major banks published by Banxquote(R) Money Markets. In comparing the funds' performance to CD performance, investors should keep in mind that bank CDs are insured in whole or in part by an agency of the U.S. government and offer fixed principal and fixed or variable rates of interest, and that bank CD yields may vary depending on the financial institution offering the CD and prevailing interest rates. Shares of the funds are not insured or guaranteed by the U.S. government and returns and net asset values will fluctuate. The debt securities held by the fund generally have longer maturities than most CDs and may reflect interest rate fluctuations for longer term debt securities. An investment in any fund involves greater risks than an investment in either a money market fund or a CD.

        The funds may also compare their performance to general trends in the stock and bond markets, as illustrated by the following graph prepared by Ibbotson Associates, Chicago.

[OBJECT OMITTED]

---------------------   Source:   Stocks,   Bonds,   Bills  and  Inflation  1998
Yearbook(TM) Ibbotson Assoc., Chi. (annual updates work by Roger G. Ibbotson & Rex A. Sinquefield).

        The chart is shown for illustrative purposes only and does not represent any fund's performance. These returns consist of income and capital appreciation (or depreciation) and should not be considered an indication or guarantee of future investment results. These returns do not account for transaction costs. The average return represents a compound annual return. Year-to-year fluctuations in certain markets have been significant and negative returns have been experienced in certain markets from time to time. Stocks are measured by the S&P 500, an unmanaged weighted index comprising 500 widely held common stocks and varying in composition. Unlike investors in bonds and U.S. Treasury bills, common stock investors do not receive fixed income payments and are not entitled to repayment of principal. These differences contribute to investment risk. Returns shown for long-term government bonds are based on U.S. Treasury bonds with 20-year maturities. Inflation is measured by the Consumer Price Index. The indexes are unmanaged and are not available for investment.

        Over time, although subject to greater risks and higher volatility, stocks have outperformed all other investments by a wide margin, offering a solid hedge against inflation. From January 1, 1926 to December 31, 1998, stocks beat all other traditional asset classes. A $10,000 investment in the stocks comprising the S&P 500 grew to $23,495,420, significantly more than any other investment.

                                      TAXES


        BACKUP WITHHOLDING. Each fund is required to withhold 31% of all dividends, capital gain distributions and redemption proceeds payable to individuals and certain other non-corporate shareholders who do not provide the fund or PaineWebber with a correct taxpayer identification number. Withholding at that rate also is required from dividends and capital gain distributions payable to those shareholders who otherwise are subject to backup withholding.

        SALE OR EXCHANGE OF FUND SHARES. A shareholder's sale (redemption) of fund shares may result in a taxable gain or loss, depending on whether the shareholder receives more or less than his or her adjusted basis for the shares (which normally includes any initial sales charge paid on Class A shares). An exchange of either fund's shares for shares of another PaineWebber mutual fund generally will have similar tax consequences. In addition, if a fund's shares are bought within 30 days before or after selling other shares of the fund (regardless of class) at a loss, all or a portion of that loss will not be deductible and will increase the basis of the newly purchased shares.

        SPECIAL RULE FOR CLASS A SHAREHOLDERS. A special tax rule applies when a shareholder sells or exchanges Class A shares within 90 days of purchase and subsequently acquires Class A shares of a fund or another PaineWebber mutual fund without paying a sales charge due to the 365-day reinstatement privilege or the exchange privilege. In these cases, any gain on the sale or exchange of the original Class A shares would be increased, or any loss would be decreased, by the amount of the sales charge paid when those shares were bought, and that amount would increase the basis of the PaineWebber mutual fund shares subsequently acquired.


        CONVERSION OF CLASS B SHARES. A shareholder will recognize no gain or loss as a result of a conversion from Class B shares to Class A shares.


        QUALIFICATION AS A REGULATED INVESTMENT COMPANY. To qualify for treatment as a regulated investment company ("RIC") under the Internal Revenue Code, each fund must distribute to its shareholders for each taxable year at least 90% of its investment company taxable income (consisting generally of net investment income and net short-term capital gain) ("Distribution Requirement") and must meet several additional requirements. These additional requirements include the following: (1) the fund must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of securities, or other income (including gains from options or futures) derived with respect to its business of investing in securities ("Income Requirement"); (2) at the close of each quarter of a fund's taxable year, at least 50% of the value of its total assets must be represented by cash and cash items, U.S. government securities, securities of other RICs and other securities that are limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of the fund's total assets and that does not represent more than 10% of the issuer's outstanding voting securities; and (3) at the close of each quarter of a fund's taxable year, not more than 25% of the value of its total assets may be invested in securities (other than U.S. government securities or the securities of other
RICs) of any one issuer. If a fund failed to qualify for treatment as a RIC for any taxable year, (a) it would be taxed as an ordinary corporation on its taxable income for that year without being able to deduct the distributions it makes to its shareholders and (b) the shareholders would treat all those distributions, including distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss), as dividends (that is, ordinary income) to the extent of the fund's earnings and profits. In addition, a fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying for RIC treatment.

        OTHER INFORMATION. Dividends and other distributions declared by a fund in December of any year and payable to shareholders of record on a date in that month will be deemed to have been paid by the fund and received by the shareholders on December 31 if the distributions are paid by the fund during the following January.

        A portion of the dividends from each fund's investment company taxable income (whether paid in cash or in additional shares) may be eligible for the dividends-received deduction allowed to corporations. The eligible portion may not exceed the aggregate dividends received by a fund from U.S. corporations. However, dividends received by a corporate shareholder and deducted by it pursuant to the dividends-received deduction are subject indirectly to the federal alternative minimum tax.


        If fund shares are sold at a loss after being held for six months or less, the loss will be treated as long-term, instead of short-term, capital loss to the extent of any capital gain distributions received thereon. Investors also should be aware that if shares are purchased shortly before the record date for a dividend or capital gain distribution, the shareholder will pay full price for the shares and receive some portion of the price back as a taxable distribution.


        Each fund will be subject to a nondeductible 4% excise tax ("Excise Tax") to the extent it fails to distribute by the end of any calendar year substantially all of its ordinary income for the calendar year and capital gain net income for the one-year period ending on October 31 of that year, plus certain other amounts.

        The use of hedging strategies involving Derivative Instruments, such as writing (selling) and purchasing options and futures contracts, involves complex rules that will determine for income tax purposes the amount, character and timing of recognition of the gains and losses the fund realizes in connection therewith. Gains from options and futures derived by the fund with respect to its business of investing in securities will qualify as permissible income under the Income Requirements.


        Offsetting positions in any actively traded security, option or futures entered into or held by a fund may constitute a "straddle" for federal income tax purposes. Straddles are subject to certain rules that may affect the amount, character and timing of a fund's gains and losses with respect to positions of the straddle by requiring, among other things, that (1) loss realized on disposition of one position of a straddle be deferred to the extent of any unrealized gain in an offsetting position until the latter position is disposed of, (2) a fund's holding period in certain straddle positions not begin until the straddle is terminated (possibly resulting in gain being treated as short-term rather than long-term capital gain) and (3) losses recognized with respect to certain straddle positions, that otherwise would constitute short-term capital losses, be treated as long-term capital losses. Applicable regulations also provide certain "wash sale" rules, which apply to transactions where a position is sold at a loss and a new offsetting position is acquired within a prescribed period, and "short sale" rules applicable to straddles. Different elections are available to the funds, which may mitigate the effects of the straddle rules, particularly with respect to "mixed straddles" (I.E., a straddle of which at least one, but not all, positions are section 1256 contracts).

        When a covered call option written (sold) by a fund expires, it realizes a short-term capital gain equal to the amount of the premium it received for writing the option. When a fund terminates its obligations under such an option by entering into a closing transaction, it realizes a short-term capital gain (or loss), depending on whether the cost of the closing transaction is less (or more) than the premium it received when it wrote the option. When a covered call option written by a fund is exercised, the fund is treated as having sold the underlying security, producing long-term or short-term capital gain or loss, depending on the holding period of the underlying security and whether the sum of the option price received on the exercise plus the premium received when it wrote the option is more or less than the basis of the underlying security.

        If a fund has an "appreciated financial position"-- generally, an interest (including an interest through an option, futures or short sale) with respect to any stock, debt instrument (other than "straight debt") or partnership interest the fair market value of which exceeds its adjusted basis--and enters into a "constructive sale" of the position, the fund will be treated as having made an actual sale thereof, with the result that gain will be recognized at that time. A constructive sale generally consists of a short sale, an offsetting notional principal contract or a futures contract entered into by the fund or a related person with respect to the same or substantially identical property. In addition, if the appreciated financial position is itself a short sale or such a contract, acquisition of the underlying property or substantially identical property will be deemed a constructive sale. The foregoing will not apply, however, to a fund's transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the fund holds the appreciated financial position unhedged for 60 days after that closing (i.e., at no time during that 60-day period is a fund's risk of loss regarding that position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as having an option to sell, being contractually obligated to sell, making a short sale or granting an option to buy substantially identical stock or securities).

        The foregoing is only a general summary of some of the important federal tax considerations generally affecting the funds and their shareholders. No attempt is made to present a complete explanation of the federal tax treatment of the funds' activities, and this discussion is not intended as a substitute for careful tax planning. Accordingly, potential investors are urged to consult their own tax advisers for more detailed information and for information regarding any state, local or foreign taxes applicable to the fund and to dividends and other distributions therefrom.

                                OTHER INFORMATION


        DELAWARE BUSINESS TRUST. The Trust is an entity of the type commonly known as a Delaware business trust. Although Delaware law statutorily limits the potential liabilities of a Delaware business trust's shareholders to the same extent as it limits the potential liabilities of a Delaware corporation, shareholders of the funds could, under certain conflicts of laws jurisprudence in various states, be held personally liable for the obligations of the Trust or the funds. However, the Trust's trust instrument disclaims shareholder liability for acts or obligations of the Trust or its series (the funds) and requires that notice of such disclaimer be given in each written obligation made or issued by the trustees or by any officers or officer by or on behalf of the Trust, a series, the trustees or any of them in connection with the Trust. The trust instrument provides for indemnification from each fund's property for all losses and expenses of any series shareholder held personally liable for the obligations of the funds. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which a fund itself would be unable to meet its obligations, a possibility which Mitchell Hutchins believes is remote and not material. Upon payment of any liability incurred by a shareholder solely by reason of being or having been a shareholder of a fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the fund. The trustees intend to conduct the operations of each fund in such a way as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the funds.

        CLASSES OF SHARES. A share of each class of each fund represents an identical interest in its investment portfolio and has the same rights, privileges and preferences. However, each class may differ with respect to sales charges, if any, distribution and/or service fees, if any, other expenses allocable exclusively to each class, voting rights on matters exclusively affecting that class, and its exchange privilege, if any. The different sales charges and other expenses applicable to the different classes of shares of a fund will affect the performance of those classes. Each share of a fund is entitled to participate equally in dividends, other distributions and the proceeds of any liquidation of that fund. However, due to the differing expenses of the classes, dividends and liquidation proceeds on Class A, B, C and Y shares will differ.

        VOTING RIGHTS. Shareholders of each fund are entitled to one vote for each full share held and fractional votes for fractional shares held. Voting rights are not cumulative and, as a result, the holders of more than 50% of all the shares of the Trust may elect all of the trustees of the Trust. The shares of a fund will be voted together, except that only the shareholders of a particular class of a fund may vote on matters affecting only that class, such as the terms of a Rule 12b-1 Plan as it relates to the class.

        The funds do not hold annual meetings. Shareholders of record of no less than two-thirds of the outstanding shares of the Trust may remove a trustee through a declaration in writing or by vote cast in person or by proxy at a meeting called for that purpose. A meeting will be called to vote on the removal of the trustee at the written request of holders of 10% of the outstanding shares of the Trust.

        CLASS-SPECIFIC EXPENSES. Each fund may determine to allocate certain of its expenses to the specific classes of that fund's shares to which those expenses are attributable. For example, Class B and Class C shares bear higher transfer agency fees per shareholder account than those borne by Class A or Class Y shares. The higher fee is imposed due to the higher costs incurred by the transfer agent in tracking shares subject to a contingent deferred sales charge because, upon redemption, the duration of the shareholder's investment must be determined to determine the applicable charge. Although the transfer agency fee will differ on a per account basis as stated above, the specific extent to which the transfer agency fees will differ between the classes as a percentage of net assets is not certain, because the fee as a percentage of net assets will be affected by the number of shareholder accounts in each class and the relative amounts of net assets in each class.

        CUSTODIAN AND RECORDKEEPING AGENT; TRANSFER AND DIVIDEND AGENT. State Street Bank and Trust Company, located at One Heritage Drive, North Quincy, Massachusetts 02171, serves as custodian and recordkeeping agent for each fund. PFPC Inc., a subsidiary of PNC Bank, N.A., serves as each fund's transfer and dividend disbursing agent. It is located at 400 Bellevue Parkway, Wilmington, DE 19809.

        ADDITIONAL INFORMATION CONCERNING THE NASDAQ-100 INDEX. Nasdaq-100(R) and Nasdaq-100 IndeX(R) are trademarks of The Nasdaq Stock Market, Inc. ("Nasdaq") and have been licensed for use for certain purposes by Mitchell Hutchins ("Licensee") pursuant to a License Agreement with Nasdaq. The Nasdaq-100 Index(R) (the "Index") is determined, composed, and calculated by Nasdaq without regard to the Licensee, Enhanced Nasdaq-100 Fund, or the beneficial owners of Enhanced Nasdaq-100 Fund. Nasdaq has complete control and sole discretion in determining, comprising, or calculating the Index or in modifying in any way its method for determining, comprising, or calculating the Index in the future.

        NASDAQ AND ITS AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA USED TO CALCULATE THE INDEX OR DETERMINE THE INDEX COMPONENTS. NASDAQ AND ITS AFFILIATES DO NOT GUARANTEE THE UNINTERRUPTED OR UNDELAYED CALCULATION OR DISSEMINATION OF THE INDEX. NASDAQ AND ITS AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NASDAQ AND ITS AFFILIATES DO NOT GUARANTEE THAT THE INDEX ACCURATELY REFLECTS PAST, PRESENT OR FUTURE MARKET PERFORMANCE. NASDAQ AND ITS AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE LICENSEE, ENHANCED NASDAQ-100 FUND, BENEFICIAL OWNERS OF
ENHANCED NASDAQ-100 FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ AND ITS AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ AND ITS AFFILIATES MAKE NO REPRESENTATION OR WARRANTY , EXPRESS OR IMPLIED, AND BEAR NO LIABILITY WITH RESPECT TO ENHANCED NASDAQ-100 FUND. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL NASDAQ OR ITS AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


        COUNSEL. The law firm of Kirkpatrick & Lockhart LLP, 1800 Massachusetts Avenue, N.W., Washington, D.C. 20036-1800, serves as counsel to the funds. Kirkpatrick & Lockhart LLP also acts as counsel to PaineWebber and Mitchell Hutchins in connection with other matters.

        AUDITORS. Ernst & Young LLP, 787 Seventh Avenue, New York, New York 10019, serves as independent auditors for the funds.

                              FINANCIAL STATEMENTS

                                 [To be added.]

YOU   SHOULD   RELY   ONLY  ON  THE
INFORMATION  CONTAINED  OR REFERRED
TO  IN  THE   PROSPECTUS  AND  THIS
STATEMENT       OF       ADDITIONAL
INFORMATION.   THE   FUND  AND  ITS
DISTRIBUTOR   HAVE  NOT  AUTHORIZED
ANYONE   TO   PROVIDE    YOU   WITH
INFORMATION THAT IS DIFFERENT.  THE
PROSPECTUS  AND THIS  STATEMENT  OF
ADDITIONAL  INFORMATION  ARE NOT AN
OFFER TO SELL SHARES OF THE FUND IN                                 PaineWebber
ANY JURISDICTION  WHERE THE FUND OR                   Enhanced Equity Index Fund
ITS  DISTRIBUTOR  MAY NOT  LAWFULLY                     Enhanced Nasdaq-100 Fund
SELL THOSE SHARES.






             ------------









































                                         ---------------------------------------
                                             Statement of Additional Information
                                                                          , 2000
                                         ---------------------------------------



                                                                     PAINEWEBBER




(C)2000 PaineWebber Incorporated. All rights reserved.

                                 PART C. OTHER INFORMATION
                                 -------------------------

Item 23.  Exhibits
          --------


(1)   Trust Instrument 1/
(2)   By-Laws 1/
(3) Instruments defining the rights of holders of Registrant's shares of beneficial interest 2/

(4)   (a) Investment  Advisory and  Administration  Contract 3/
      (b) Sub-Advisory Contract relating to PaineWebber Enhanced Equity Index Fund 3/
      (c) Sub-Advisory Contract relating to PaineWebber Enhanced Nasdaq-100 Fund 3/
(5)   (a) Distribution Contract (Class A Shares ) 3/
      (b) Distribution  Contract (Class B Shares ) 3/
      (c) Distribution Contract (Class C Shares ) 3/
      (d) Distribution Contract (Class Y Shares) 3/
      (e) Exclusive  Dealer  Agreement  (Class A  Shares)  3/
      (f) Exclusive Dealer Agreement (Class B Shares) 3/
      (g) Exclusive Dealer Agreement (Class C Shares) 3/
      (h) Exclusive Dealer Agreement (Class Y Shares) 3/
(6)   Bonus, profit sharing or pension plans - none
(7)   Custodian Agreement 3/
(8)   Transfer Agency Agreement 3/
(9)   Opinion and consent of counsel 3/
(10)  Other opinions, appraisals, rulings and consents:  Auditor's consent 3/
(11)  Financial Statements omitted from Part B - none
(12)  Letter of investment intent 3/
(13)  (a)   Rule 12b-1 Plan of Distribution with respect to Class A Shares 3/
      (b)   Rule 12b-1 Plan of Distribution with respect to Class B Shares 3/
      (c)   Rule 12b-1 Plan of Distribution with respect to Class C Shares 3/
(14)  and
(27) Financial Data Schedule (not  applicable)
(15) Plan Pursuant to Rule 18f-3  3/



--------------------------

1/ Incorporated by Registrant's initial registration statement, SEC File No. 333-94065, filed December 23, 1999.


2/ Incorporated by reference from Articles IV, VI, IX and X of Registrant's Trust Instrument and from Articles VI and IX of Registrant's By-Laws.

3/    To be filed.

Item 24.    Persons Controlled by or Under Common Control with Registrant
            -------------------------------------------------------------
      Until  PaineWebber  Enhanced  Equity Index Fund and  PaineWebber  Enhanced
Nasdaq-100  Fund  each  have  public   shareholders,   Mitchell  Hutchins  Asset
Management Inc. ("Mitchell Hutchins") is a controlling person of each Fund.

Item 25. Indemnification
         ---------------

      Section 2 of Article IX of the Trust Instrument, "Indemnification," provides that the appropriate series of the Registrant will indemnify the trustees and officers of the Registrant to the fullest extent permitted by law against claims and expenses asserted against or incurred by them by virtue of being or having been a trustee or officer; provided that no such person shall be indemnified where there has been an adjudication or other determination, as described in Article IX, that such person is liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or did not act in good faith in the reasonable belief that his action was in the best interest of the Registrant. Section 2 of Article IX also provides that the Registrant may maintain insurance policies covering such rights of indemnification.

      Additionally, "Limitation of Liability" in Section 1 of Article IX of the Trust Instrument provides that the trustees or officers of the Registrant shall not be personally liable to any person extending credit to, contracting with or having a claim against the Registrant or a particular series; and that, provided they have exercised reasonable care and have acted under the reasonable belief that their actions are in the best interest of the Registrant, the trustees and officers shall not be liable for neglect or wrongdoing by them or any officer, agent, employee, investment adviser or independent contractor of the Registrant.


      Section 9 of the Investment Advisory and Administration Contract with Mitchell Hutchins provides that Mitchell Hutchins shall not be liable for any error of judgment or mistake of law or for any loss suffered by any series of the Registrant in connection with the matters to which the Contract relates, except for a loss resulting from the willful misfeasance, bad faith, or gross negligence of Mitchell Hutchins in the performance of its duties or from its reckless disregard of its obligations and duties under the Contract. Each sub-advisory contract contains similar provisions with respect to the sub-adviser. Section 10 of the Contract provides that the Trustees shall not be liable for any obligations of the Trust or any series under the Contract and that Mitchell Hutchins shall look only to the assets and property of the Registrant in settlement of such right or claim and not to the assets and property of the Trustees.


      Section 9 of each Distribution Contract provides that the Trust will indemnify Mitchell Hutchins and its officers, directors and controlling persons against all liabilities arising from any alleged untrue statement of material fact in the Registration Statement or from any alleged omission to state in the Registration Statement a material fact required to be stated in it or necessary to make the statements in it, in light of the circumstances under which they were made, not misleading, except insofar as liability arises from untrue statements or omissions made in reliance upon and in conformity with information furnished by Mitchell Hutchins to the Trust for use in the Registration Statement; and provided that this indemnity agreement shall not protect any such persons against liabilities arising by reason of their bad faith, gross negligence or willful misfeasance; and shall not inure to the benefit of any such persons unless a court of competent jurisdiction or controlling precedent determines that such result is not against public policy as expressed in the Securities Act of 1933. Section 9 of each Distribution Contract also provides that Mitchell Hutchins agrees to indemnify, defend and hold the Trust, its officers and Trustees free and harmless of any claims arising out of any alleged untrue statement or any alleged omission of material fact contained in information furnished by Mitchell Hutchins for use in the Registration Statement or arising out of an agreement between Mitchell Hutchins and any retail dealer, or arising out of supplementary literature or advertising used by Mitchell Hutchins in connection with the Contract. Section 10 of each Distribution Contract contains provisions similar to Section 10 of the Investment Advisory and Administration Contract, with respect to Mitchell Hutchins and PaineWebber, as appropriate.

      Section 9 of each Exclusive Dealer Agreement contains provisions similar to Section 9 of each Distribution Contract, with respect to PaineWebber Incorporated ("PaineWebber").

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be provided to trustees, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 26. Business and Other Connections of Investment Adviser
         ----------------------------------------------------

      Mitchell Hutchins, a Delaware corporation, is a registered investment adviser and is a wholly owned subsidiary of PaineWebber Incorporated ("PaineWebber") which is, in turn, a wholly owned subsidiary of Paine Webber Group Inc. ("Paine Webber Group"), a publicly owned financial services holding company. Mitchell Hutchins is primarily engaged in the investment advisory business. Information as to the officers and directors of Mitchell Hutchins is included in its Form ADV, as filed with the Securities and Exchange Commission (registration number 801-13219), and is incorporated herein by reference.


      DSI International Management, Inc. ("DSI"), a Delaware corporation, is a registered investment adviser and is an indirect wholly owned subsidiary of PaineWebber, which is, in turn, a wholly owned subsidiary of Paine Webber Group. DSI is primarily engaged in the investment advisory business. Information as to the officers and directors of DSI is included in its Form ADV, as filed with the Securities and Exchange Commission (registration number 801-30558), and is incorporated herein by reference.


Item 27. Principal Underwriters
         ----------------------

      a) Mitchell Hutchins serves as principal underwriter and/or investment adviser for the following investment companies:

      ALL-AMERICAN TERM TRUST INC.
      GLOBAL HIGH INCOME DOLLAR FUND INC.
      GLOBAL SMALL CAP FUND INC.
      INSURED MUNICIPAL INCOME FUND INC.
      INVESTMENT GRADE MUNICIPAL INCOME FUND INC.
      MANAGED HIGH YIELD FUND INC.
      MANAGED HIGH YIELD PLUS FUND INC.
      MITCHELL HUTCHINS LIR MONEY  SERIES
      MITCHELL HUTCHINS PORTFOLIOS
      MITCHELL HUTCHINS SERIES TRUST
      PAINEWEBBER AMERICA FUND
      PAINEWEBBER FINANCIAL SERVICES GROWTH FUND INC.
      PAINEWEBBER INDEX TRUST
      PAINEWEBBER INVESTMENT SERIES
      PAINEWEBBER INVESTMENT TRUST
      PAINEWEBBER INVESTMENT TRUST II
      PAINEWEBBER MANAGED ASSETS TRUST
      PAINEWEBBER MANAGED INVESTMENTS TRUST
      PAINEWEBBER MASTER SERIES, INC.
      PAINEWEBBER MUNICIPAL SERIES
      PAINEWEBBER MUTUAL FUND TRUST
      PAINEWEBBER OLYMPUS FUND
      PAINEWEBBER SECURITIES TRUST
      STRATEGIC GLOBAL INCOME FUND, INC.
      2002 TARGET TERM TRUST INC.

      b) Mitchell Hutchins is the Registrant's principal underwriter. PaineWebber acts as exclusive dealer of the Registrant's shares. The directors and officers of Mitchell Hutchins, their principal business addresses, and their positions and offices with Mitchell Hutchins are identified in its Form ADV, as filed with the Securities and Exchange Commission (registration number 801-13219). The directors and officers of PaineWebber, their principal business addresses, and their positions and offices with PaineWebber are identified in its Form ADV, as filed with the Securities and Exchange Commission (registration number 801-7163). The foregoing information is hereby incorporated herein by reference. The information set forth below is furnished for those directors and officers of Mitchell Hutchins or PaineWebber who also serve as trustees or officers of the Registrant. Unless otherwise indicated, the principal business address of each person named is 1285 Avenue of the Americas, New York, NY 10019.

                        Positions and Offices    Positions and Offices With
Name                    With Registrant          Underwriter or Exclusive Dealer
----                    ---------------------    -------------------------------

Dianne E. O'Donnell     Trustee, Vice President  Senior Vice President and
                        and Secretary            Deputy General Counsel of
                                                 Mitchell Hutchins


Victoria E. Schonfeld   Trustee and President    Managing Director and General
                        (Chief Executive         Counsel of Mitchell Hutchins
                        Officer)                 and a Senior Vice President
                                                 of PaineWebber


Paul H. Schubert        Vice President and       Senior Vice President and
                        Treasurer                Director of the Mutual Fund
                                                 Finance Department of
                                                 Mitchell Hutchins

      c)    None

Item 28.    Location of Accounts and Records
            --------------------------------

      The books and other documents required by paragraphs (b)(4), (c) and (d) of Rule 31a-1 under the Investment Company Act of 1940 are maintained in the physical possession of Registrant's investment adviser, Mitchell Hutchins, at 1285 Avenue of the Americas, New York, New York 10019 or 51 West 52nd Street, New York, New York 10019-6114. All other accounts, books and documents required by Rule 31a-1 are maintained in the physical possession of Registrant's transfer agent and custodian.

Item 29.    Management Services
            -------------------

      Not applicable.


Item 30.    Undertakings
            ------------

      None.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused Pre-Effective amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 8th day of February 2000.

                        MITCHELL HUTCHINS SECURITIES TRUST

                        By: /s/ Dianne E. O'Donnell
                                -------------------
                                Dianne E. O'Donnell
                                Vice President and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE                     TITLE                             DATE
---------                     -----                             ----

/s/ Victoria E. Schonfeld     President and Trustee             February 8, 2000
-------------------------     (Chief Executive Officer)
Victoria E. Schonfeld


/s/ Dianne E. O'Donnell       Trustee                           February 8, 2000
-------------------------
Dianne E. O'Donnell


/s/ Paul H. Schubert          Vice President and Treasurer      February 8, 2000
-------------------------     (Chief Financial and Accounting
Paul H. Schubert              Officer)

                       MITCHELL HUTCHINS SECURITIES TRUST

                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number
------

(1)   Trust Instrument 1/
(2)   By-Laws 1/
(3) Instruments defining the rights of holders of Registrant's shares of beneficial interest 2/

(4)   (a) Investment  Advisory and  Administration  Contract 3/
      (b) Sub-Advisory Contract relating to PaineWebber Enhanced Equity Index Fund 3/
      (c) Sub-Advisory Contract relating to PaineWebber Enhanced Nasdaq-100 Fund 3/
(5)   (a) Distribution Contract (Class A Shares ) 3/

      (b) Distribution Contract (Class B Shares ) 3/

      (c) Distribution Contract (Class C Shares ) 3/

      (d) Distribution Contract (Class Y Shares) 3/

      (e) Exclusive Dealer Agreement (Class A Shares) 3/

      (f) Exclusive Dealer Agreement (Class B Shares) 3/

      (g) Exclusive Dealer Agreement (Class C Shares) 3/

      (h) Exclusive Dealer Agreement (Class Y Shares) 3/
(6)   Bonus, profit sharing or pension plans - none
(7)   Custodian Agreement 3/
(8)   Transfer Agency Agreement 3/
(9)   Opinion and consent of counsel 3/
(10)  Other opinions, appraisals, rulings and consents:  Auditor's consent 3/
(11)  Financial Statements omitted from Part B - none
(12)  Letter of investment intent 3/
(13)  (a)   Rule 12b-1 Plan of Distribution with respect to Class A Shares 3/
      (b)   Rule 12b-1 Plan of Distribution with respect to Class B Shares 3/
      (c)   Rule 12b-1 Plan of Distribution with respect to Class C Shares 3/
(14)  and
(27) Financial Data Schedule (not  applicable)  (15) Plan Pursuant to Rule 18f-3
3/


--------------------------
1/ Incorporated by Registrant's initial registration statement, SEC File No. 333-94065, filed December 23, 1999.

2/ Incorporated by reference from Articles IV, VI, IX and X of Registrant's Trust Instrument and from Articles VI and IX of Registrant's By-Laws.

3/    To be filed.